02028956

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michael Page Intl

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2002
THOMSON FINANCIAL

FILE NO. 82- 5762 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/10/02

Michael Page International plc

Annual Report 2001

Michael Page
INTERNATIONAL

Finance Director

Our client is a young and dynamic company in the technology industry with an exciting business environment and maintains an open working culture, which is friendly and informal with a young top management team.

Herts £70,000 + Bens + Options (Performance Related)

This individual will work closely with the Managing Director and corporate with responsibilities to include:

- Developing business plans to provide strategic focus.
- Implementing appropriate financial procedures and controls.
- Providing the senior management team with accurate and meaningful operating statements and management reports.
- Capital budgeting and operational scrutiny.
- Analysing and advising on reported and forecasted performance with emphasis on revenue streams.

Candidates should have:

- Hands on experience in the development and delivery of management reporting packages which are timely, meaningful and deemed useful.
- Significant experience in identifying business drivers and cost analyses.

Australia • Braz



Financial Controller

A Fortune 500 company operating in 140 countries and employing 250 000 people worldwide, our client is a global market leader in the technology and electronics industries. Reporting to the General Manager you will be responsible for all the economic, administrative, financial and fiscal aspects of the operation. As a member of the local management team, you will support the General Manager in achieving the *company's strategic objectives in Central and Eastern Europe.*

Northern Poland $50,000 + Benefits

Your role will involve:

- Capital expenditure: supporting and assessing all capital expenditure projects on their economic feasibility, monitoring expenditures and progress.
- Human resources: assisting in building a team of finance and administrative staff.

The successful candidate will have a proven track record in finance ideally with three years experience in a Central and Eastern European environment. Fluency in Polish and good knowledge of English are essential.

If you are interested in the role, please forward your CV including your current remuneration *package quoting reference 632713 to Nicole Cheek* at Michael Page International, Page House, 39-41 Parker Street, London WC2B 5LN. Alternatively fax her on + 44 (0)20 7831 3440 o

Michael Page

Important groupe bancaire international recherche pour son bureau parisien des

Conseillers Clientèle Privée

Paris

Rattaché au Départen

Sales Manager (m/w)

Unser Mandant ist ein Serviceunternehmen der Logistikbranche, das sich auf das Management der Verpackungs- & Distributionsströme seiner Kunden, die primär aus der Food-Branche kommen, spezialisiert hat. Durch die Sicherstellung eines flexiblen Dienstleistungsangebotes, kurzen Reaktionszeiten sowie konkurrenzfähigen Preisen, hat unser Klient eine führende Rolle auf dem europäischen Markt erobert. Im Rahmen dieses Wachstums wurde in drei Jahren der Umsatz verdreifacht und folgende Position für den gesamtdeutschen Markt neu geschaffen:

Anforderungsprofil:

- Betriebswirtschaftliches oder techn. Studium bzw. adäquate Ausbildung
- Berufserfahrung in der Logistik-, Verpackungs- oder Lebensmittelbranche
- Kontakte zu den relevanten Entscheidern in der Lebensmittelbranche

Aufgabengebiet:

- Verantwortliche Entwicklung des kommerziellen Geschäfts in Deutschland
- Geschäftliche & organisatorische Entwicklung des Vertriebs
- Entwicklung spezieller Dienstleistungen für den deutschen Markt
- Zusammenarbeit mit allen relevanten Unternehmensbereichen sowohl auf nationaler als auch internationaler Ebene
- Erstellung & Einhaltung vereinbarter Ziele & Budgets

Human Resources Manager, Greater China

◇ *Luxury Products Multinational*

Our client is a European FMCG company with 5,000 employees spread across 150 countries. The continuing growth of their busines in the Greater China region has created an opportunity for an exceptional Human Resources professional to join the organisation.

Based in Hong Kong and reporting directly to the President, Greater China, this newly created position will provide leadership, planning and direction to the HR function in line with business objectives and the growth of the operations across the region. As a business partner to the President and a member of the senior management team you will provide HR support for 250 employees spread across the region which comprises China, Taiwan and Hong Kong. Specifically you will be responsible for the implementation of strategic HR policy, recruitment, new training and development initiatives, compensation and benefits, as well as developing perforr

To qualify, you will be a degree

with extensive experience within multinational corporations. It i essential that you have a strong working knowledge of PRC Human Resources issues and labour ordinances. In addition, you must have high level of business acumen, a common sense approach, exceller interpersonal skills and the character to challenge the status quo. Fluency in English, Cantonese and Mandarin is essential.

Interested applicants should forward their resume together with salar details to **Richard Letcher** (quoting reference HRM/RRL65) by ema

Australia Brazil Franc

Il nostro cliente è un'importante gruppo multinazionale operante nel settore "dell'interactive entertainment". Nel quadro del potenziamento della propria struttura italiana ed in linea con il costante sviluppo internazionale ci ha incaricato di ricercare un:

Key Account

Milano **70 Mio + Bonus / Benefits aziendali**

Sotto la supervisione del Sales Manager, il candidato ideale dovrà, in accordo con le politiche aziendali, gestire in completa autonomia le seguenti attività:

- Responsabilità nel raggiungimento degli obiettivi in termini di volume, valore e profittabilità.
- Responsabilità della copertura distributiva dell'intero territorio nazionale sui vari canali di riferimento, prevalentemente sulla grande distribuzione moderna.
- Responsabilità dei rapporti commerciali con le catene distributive della GD ed i vari distributori di riferimento.
- *Responsabilità di sviluppo e implementazione delle varie iniziative di marketing, merchandising, comunicazione e promozione presso il trade.*

Rif. MCS 100125

Manager

A leading information technology company providing online di stribution, marketing and sales tools around the world, is seeking a:

Senior Analyst Pricing

Madrid

Reporting to the Financial Department, the candidate will be responsible for:

The ideal candidate will hold a Degree in Economics, Mathematics, Statistics or Business and he/she will have 3-4 years experience as Economist / Business Analyst in a

Fluency in E

He/she should

Please send to Rémy de Michael Pag

Michael Page

FINANCE

Notre société spécialiste de la vente de primes, en pleine croissance aujourd'hui, recherche un

Responsable Commercial et de Développement

Paris 12ème **H/F** **60 K€ (400 KF)**

Rattaché au Directeur Général, vous êtes en charge de la prospection commerciale, du développement de notre clientèle d'acheteurs et de responsables marketing. Vous bénéficiez d'un outil informatique unique qui vous permet de répondre très rapidement aux besoins de nos clients. Véritable chef de projet, vous savez prendre un brief chez le client, y apporter une solution et manager les fournisseurs. Développeur, vous savez anticiper les *opportunités, définir efficacement les cibles et référencer notre* société en vue de contacts futurs. Par téléphone ou sur le terrain, votre aisance relationnelle et votre force de conviction assureront le développement de notre chiffre d'affaires. Agé de 28/32 ans, de formation supérieure, vous justifiez d'une expérience commerciale réussie dans la vente de primes ou le cadeau d'affaires. Parlant couramment l'anglais, vous désirez mettre votre enthousiasme au sein d'une structure ambitieuse et pérenne.

Merci d'adresser votre candidature, par **e-mail**: communication@michaelpage.fr ou par courrier, sous la référence **KDCR327853** à **Damien Croquet**.

159, avenue Achille Peretti 92522 Neuilly-sur-Seine cedex

Michael Page

COMMUNICATION

www.michaelpage.fr

Software Dev Manager

Complex Global Software Product $180,000 Package

A global leader in its field, our client develops, integrates and supports a suite of large scale, complex software solutions for major enterprises. As part of a listed high tech group with sales of circa AU$12bn, this is an opportunity to pursue a career where the sky's the limit. Reporting to the local MD and to the global Software Development Director, this is a challenging role leading a group of 80 software development & engineering professionals. Managing both core product development and enhancement to meet specific customer requirements, the successful candidate will balance effective product management with the need to deliver customer focussed solutions.

The successful candidate will have a strong background managing the development of large scale, complex commercial software products, including an appreciation for effective product management. *In addition, the candidate should demonstrate excellent people management* skills - specifically large groups of software developers/engineers in a rigorous SDLC environment (CMM 3+ an advantage). Excellent prospects exist for an ambitious high performer to pursue a rewarding international career in the longer term.

Please contact **Paul Duffy** on **(03) 9607 5646** (8am-7pm) or email your resume quoting ref:MA/PAD534 to melb.it@michaelpage.com.au

Michael Page

TECHNOLOGY

www.michaelpage.com.au

Australia • Brazil • France • Germany • Hong Kong • Italy • Japan
Netherlands • Portugal • Singapore • Spain • Switzerland • UK • USA

Contents

Chairman's Statement



This is my first annual report to you following your Company's return to the London Stock Exchange on 2 April 2001.

In reporting the results for the year ended 31 December 2001, may I draw your attention to the fact that the figures I refer to reflect the operating results of Michael Page businesses for a full 12 month period prepared on a proforma basis. As explained in Note 1 to the Financial Statements, a pre-flotation reorganisation took place at the end of February 2001 and this is reflected in the statutory financial statements. Consequently the statutory results are not wholly representative of the full year's results of the Michael Page businesses that were floated.

Financial highlights

The difficult trading conditions referred to in my Interim Report deteriorated further, affecting the majority of the Group's businesses during the second half of the year. Consequently, although turnover for the year ended 31 December 2001 was up 6.6% at £455.0m (2000: £426.9m) due to a shift in the business mix towards a larger number of temporary placements, revenue (gross profit) increased by a modest 1.9% at £244.2m (2000: £239.7m). As a result of the investment in new offices and hiring of additional staff in the latter part of 2000 and in early 2001, the Group's cost base increased, resulting in lower operating profit before exceptional items of £64.1m (2000: £82.5m*).

Profit before tax and exceptional items was £60.0m (2000: £58.0m) and earnings per share adjusted for exceptional items were 10.7p (2000: 9.9p).

Whilst it is disappointing to report a fall in operating profits, I believe we have produced a satisfactory performance in a year which saw levels of business confidence weaken at the end of the second quarter and deteriorate rapidly across most markets in the second half.

Dividends

The Board has proposed a final dividend of 2.3p per ordinary share in line with the dividend policy outlined in the flotation prospectus. Together with the interim dividend of 0.275p per ordinary share paid on 19 October 2001, this makes a total dividend for the year of 2.575p per ordinary share and represents approximately 75% of the total dividend that would have been paid had the shares been listed throughout 2001. The final dividend will be paid on 7 June 2002 to those shareholders on the register at 10 May 2002.

Employees

In a particularly difficult year, may I acknowledge the commitment, loyalty and efforts of the Group's staff which sustained your Company's position as the international leader in the specialist recruitment sector.

Current trading and future prospects

As anticipated, the current year has started slowly with activity levels substantially below those we enjoyed in the first quarter of 2001. Our current expectation is that revenue in the first quarter will be no better than the £49.9m achieved in the fourth quarter of 2001. However, the volatility of the current market and its exposure to international economic conditions is well understood and the outcome for the remainder of this year will be greatly influenced by these external factors.

Your Board remains committed to managing the business for the longer-term benefit of the Group and its shareholders. We are convinced that your Company is well placed to maximise the benefits from increased business activity when growth returns to the specialist recruitment sector.



John Wakeham
Chairman
25 February 2002

*Pre-Spherion Bonuses.

Chief Executive's Review



This is our twenty fifth year of operations and I am therefore particularly pleased to be making my first report since the Group relisted on the London Stock Exchange in April 2001. Over the years, the Group has enjoyed tremendous growth and built up an unrivalled wealth of experience in our staff and management team, firmly establishing Michael Page as the world's leading specialist recruitment consultancy. Despite the substantial downturn in the majority of our markets in the second half of the year, we nevertheless generated £64.1m of operating profits and £52.4m+ of cash from our global operations.

During 2000 and into 2001, we initiated significant investments in both people and new offices in order to secure continued growth. However, global economic conditions have substantially reduced demand for our services and consequently we were unable to achieve our targeted growth and profitability. We started 2001 with 2,666 staff operating from 91 offices in 14 countries. By 30 June 2001, the number of staff had increased to 2,929 and we had opened a number of new offices. Due to the rapid economic slowdown we have reduced our investment and hiring plans which, combined with the normal level of natural attrition in our industry, has seen our headcount fall to 2,657 at 31 December 2001 operating from 109 offices in 14 countries. The current pre bonus monthly cost base is £1.2m (ie 9%) lower than at 30 June 2001.

United Kingdom

In the UK, turnover increased by 8.5% to £243.6m (2000: £224.5m) and revenue by 4.0% to £122.8m (2000: £118.0m) but, as a consequence of gearing up for greater revenue growth, operating profits were reduced to £34.9m (2000: £39.8m*). However, we continued to invest in new offices, expanding our successful brand into other geographical areas. We consider these to be satisfactory results in a year which saw the total number of advertised vacancies fall by the sharpest rate since January 1983 and the Recruitment and Employment Confederation reported that the numbers of staff placed in permanent positions fell consecutively for every one of the last eight months of 2001.

The finance and accounting recruitment businesses, viz. Michael Page Finance, Michael Page City and Accountancy Additions, which represent approximately two thirds of total UK business, achieved a similar level of revenue as the previous year. New Michael Page offices were opened in Oxford, Chelmsford and Swindon, and Accountancy Additions offices were opened in Warrington, Stockport, Leeds and Birmingham. The new Accountancy Additions office in Birmingham is the initial step in developing a network across the Midlands.

The Michael Page Marketing and Sales operations enjoyed tremendous growth in 1999 and 2000 but they have borne the brunt of the downturn in the telecoms and technology sectors. Despite this we recorded only a marginal decline in revenue which I believe is testament to the resilience of these businesses which now operate from seven offices throughout the country and are considered the market leaders in their respective sectors.

In what was clearly a difficult year for the IT sector, Michael Page Technology maintained its revenues at 2000 levels. Much more encouraging were the results from Michael Page Legal and the more recently established businesses of Michael Page Retail, Michael Page Human Resources and Michael Page Engineering, all of which enjoyed strong revenue growth.

+ Pre-Spherion bonuses, dividends and purchase of Michael Page own shares.

* Pre-Spherion Bonuses.

Chief Executive's Review

Continental Europe

Our businesses operating in France, the Netherlands, Germany, Italy, Spain, Portugal and Switzerland together increased turnover by 11.9% to £154.3m (2000: £137.9m) and revenue by 4.9% to £91.6m (2000: £87.4m). The increase in turnover is mainly due to the growth, particularly in France, of Page Interim, our temporary recruitment business. As in the UK, investment in additional staff and opening offices in existing and new countries, resulted in lower operating profits of £22.5m (2000: £29.7m*).

France continued to be our second largest geographic market after the UK. As mentioned above, Page Interim performed particularly well, benefiting from continued substantial investment and recent changes to labour laws in France. The general economic slowdown has adversely affected the demand for permanent staff, resulting in a decline in revenue from the permanent business.

Our business in the Netherlands found the going tough and was unable to maintain the revenue levels achieved in 2000. However, as part of its planned expansion, a new office was opened in Rotterdam in January 2002. Our offices in Spain, Portugal and Switzerland, which are now becoming well established, all achieved increased revenues in the year. Our businesses in Germany and Italy, where we opened new offices in Munich and Rome, both increased revenues and profits and offer the Group excellent longer-term opportunities.

We have been assessing the Scandinavian market for some time and in January 2002 we opened an office in Stockholm.

Asia Pacific

2001 has been a difficult and frustrating year for our businesses in this region. Turnover and operating profit suffered with our operations being particularly affected by the slowdown in the banking, telecoms and IT sectors. Turnover reduced by 10.3% to £51.7m (2000: £57.6m) and revenue reduced by 12.4% to £25.2m (2000: £28.8m). The reduced revenues for the region and the significant start up costs in Japan contributed to a reduction in operating profit to £7.2m (2000: £11.5m*).

In Australia the impact of the economic slowdown in the US resulted in reduced demand from international clients. This had an adverse effect on our New South Wales operations whereas Victoria and Western Australia, with a greater proportion of domestic clients, were less reliant on international business activity.

The economic conditions in both Hong Kong and Singapore weakened considerably in the second half of the year and our revenues suffered accordingly.

Our planned investment in a Japanese office, which opened in Tokyo in June 2001, provided some good news as, notwithstanding the recessionary environment, it made considerable headway and produced above expected revenue figures. This helped mitigate its projected development losses.

*Pre-Spherion bonuses.

Chief Executive's Review

The Americas

Turnover for the region fell to £5.4m (2000: £7.0m) and revenue was reduced to £4.6m (2000: £5.5m) resulting in the region reporting a small operating loss of £0.6m (2000: profit £1.5m*).

In New York, our business in Manhattan, which has been disproportionately concentrated on the Wall Street banking markets, suffered as the major investment banks reduced headcount. However, notwithstanding a difficult year, we remain committed to sensible, planned expansion in the world's largest market, both geographically and over a wider range of disciplines. The opening of an office in Metro Park, New Jersey in December 2001 follows this longer-term strategy.

Our office in Sao Paulo, Brazil is now well established. 2001 turnover increased by well over 200% from 2000 levels and year end staff numbers rose from 23 to 37.

Outlook and strategy

The short-term outlook for 2002 suggests a difficult and challenging year. Our business has always been financially well managed with very tight control over costs. We are determined not to take measures that may enhance short-term profitability at the expense of the longer-term prosperity of the Group. We firmly believe there are numerous opportunities to expand our business profitably whilst remaining focused on our core competency of specialist recruitment.

The main resource we require to achieve our objectives is our people, which is the reason why we invest heavily in their development and training at all levels. We are committed to maintaining a level of resource that will enable us to provide the high standards of service expected by both clients and candidates. Whilst affecting profitability in the short term, this will ensure that we have the resources to continue the development and growth of the Group.

Our overall strategy remains unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the Group organically by the expansion of our existing businesses in their local markets, introducing new disciplines in existing geographic markets and by entering new geographic markets.

Terry Benson
Chief Executive
25 February 2002

*Pre-Spherion bonuses.

Finance Director's Review



Group reorganisation and presentation of proforma profit and loss account

Prior to flotation in April 2001, the Group underwent a reorganisation to legally separate certain Michael Page International businesses from other Spherion owned businesses as described in Note 1. As a consequence the statutory financial statements of the Group show acquisitions, disposals and exceptional items relating to this reorganisation. In order to present the performance of the Michael Page International businesses on a comparable basis, a pro-forma consolidated profit and loss account has been prepared showing the results that would have arisen had the new structure been in place for both the reported periods. All the costs of the reorganisation and flotation were borne by Spherion.

As a result of the flotation, a bonus arrangement for management, "Spherion bonus", has been discontinued and as a result the segmental trading results have been presented before the Spherion bonus expense.

Proforma profit and loss account

Turnover

Turnover for the Group is the total amount billed to clients for the placement of permanent, contract and temporary staff. Turnover includes the employment costs of temporary candidates and the value of client paid recruitment advertising.

Turnover for the year increased by 6.6% to £455.0m (2000: £426.9m). However the increase over the prior year was all achieved in the first half of 2001. Sequentially, turnover in the second half of 2001 was 12.5% lower than in the first half reflecting the downturn in economic conditions and business confidence in most of the major markets in which the Group operates.

Turnover from temporary placements increased by 19.0% to £259.6m (2000: £218.2m), reflecting the expansion of the Group's temporary business, particularly in France, and a greater resilience in activity levels than demonstrated by permanent placements in an economic slowdown.

Gross profit (revenue)

Revenue is the total of placement fees of permanent candidates and the margin earned on the placement of temporary candidates and advertising.

Revenue for the year increased by 1.9% to £244.2m (2000: £239.7m). Revenue in the first half of 2001 was £135.6m and £108.6m in the second half. The percentage increase in revenue is lower than the increase in turnover because of a change in the mix with a higher proportion of lower gross margin temporary placements in 2001.

This change in the mix also explains the reduction in the Group gross margin to 53.7% (2000: 56.1%). The split of turnover and revenue between permanent and temporary placements was 43:57 respectively (2000: 49:51) and 74:26 respectively (2000: 79:21). The gross margin achieved on temporary placements increased to 24.2% (2000: 23.3%), reflecting growth in the Continental European revenues.

Operating profit

Administrative expenses in the year before exceptional items were £180.1m (2000: £157.2m*). This increase is the result of investment in new offices and hiring of additional consultants, together with their associated infrastructure costs in the latter half of 2000 and in the first half of 2001.

Administrative expenses in the first half of 2001 before exceptional items were £93.5m, reducing to £86.6m in the second half, primarily due to smaller bonus payments to staff as a result of the lower profitability.

As a result of the revenue decline in the second half of 2001 and the higher cost base, the Group's operating profit before exceptional items was £64.1m (2000: £82.5m*).

*Pre-Spherion bonuses.

Finance Director's Review

Exceptional items

The prospectus set out details of a Restricted Share Scheme to be put in place on flotation on which a charge of £7.0m was anticipated in respect of National Insurance and social security charges. This charge is now estimated at £6.0m and has been taken as an exceptional item in the year. The ultimate liability, which does not crystallise until March 2004, is dependent upon the Michael Page share price in March 2004. However, we have hedged against any additional liability above £6.0m through the purchase on flotation of 5.7m Michael Page shares.

As a result of the pre flotation reorganisation, in the statutory consolidated profit and loss, an additional exceptional profit is reported, being a gain of £8.4m on the disposal of a subsidiary. Full details of the pre flotation reorganisation are provided in Note 1.

Interest payable

The interest charge reduced in the year to £4.1m (2000: £15.4m). The interest charge in the first half of 2001 was £3.8m and £0.3m in the second half. The reduction in interest charges is as a result of the cash generated by the Group throughout the year and the capital contribution by Spherion on flotation, enabling the Group to repay all its borrowings from Spherion and substantially reduce its bank borrowings.

Taxation

Taxation on profits before exceptional items is £20.5m (2000: £20.8m) representing an effective tax rate of 34.1% (2000: 35.8%). The rate is higher than the UK corporate tax rate of 30% as a result of overseas profits arising in higher tax rate jurisdictions and non-allowable expenses.

Earnings per share and dividends

Basic earnings per share were 9.5p (2000: 9.9p) and adjusted earnings per share before exceptional items were 10.7p (2000: 9.9p). The weighted average number of shares for the year was 370.7m (2000: 375.0m).

A final dividend of 2.3p per ordinary share has been proposed by the Directors which, together with the interim dividend of 0.275p per ordinary share, makes a total dividend for the year of 2.575p per ordinary share. The final dividend, which amounts to £8.5m, will be paid on 7 June 2002 to those shareholders on the register at 10 May 2002.

Balance sheet

The Group's balance sheet has been substantially strengthened during the year. At 31 December 2001 net assets were £62.4m (2000: net deficit of £138.6m) and the Group had net cash of £14.3m (2000: net debt including amounts owed to Spherion of £204.0m). Of the increase in net assets, £168.0m is due to the pre flotation restructuring and £33.0m is due to retained earnings for the year.

Trade debtors have reduced to £65.7m at 31 December 2001 (2000: £87.7m) reflecting improved cash collections and lower business activities at the end of 2001. Within creditors the amount of accruals and deferred income has reduced to £24.7m at 31 December 2001 (2000: £40.9m) primarily because of lower bonus accruals following the reduction in profitability and the cessation of the Spherion bonus scheme for which £9.1m was included in accruals at 31 December 2000.

Finance Director's Review

Cash flow

At the start of the year the Group had net debt (including amounts owed to Spherion) of £204.0m. The pre flotation reorganisation and capital contribution from Spherion reduced net debt by £175.4m.

During the year the Group generated net cash from operating activities of £84.9m (2000: £77.6m) from which the principal payments have been:

- Spherion 2000 bonuses to staff of £9.1m;
- the purchase on flotation of £10.0m Michael Page International shares to hedge against National Insurance and social security liabilities arising on the vesting of Restricted Shares and the exercise of share options;
- £11.2m of net capital expenditure on property, infrastructure, information systems and motor vehicles;
- taxes of £18.1m;
- interest of £4.0m; and
- dividends of £1.0m.

At 31 December 2001 the Group had cash balances of £22.1m and borrowings of £7.8m giving a net cash position of £14.3m.

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings. Cash generated in excess of these requirements will be returned to shareholders through dividends or share buy backs, consent for which is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short term deposits with working capital requirements being provided by local overdraft facilities. In addition the Group has a committed £40.0m facility, which expires on 1 March 2003, of which £7.5m is currently utilised in guaranteeing the unsecured loan notes which are repayable on 31 December 2002, and other borrowings.

The main functional currencies of the Group are Pounds Sterling, Euros and Australian Dollars. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations, although its policy is not to hedge this exposure.



Stephen Puckett
Group Finance Director
25 February 2002

The Board of Directors

Rt. Hon. Lord Wakeham P.C. (69)

Non-Executive Chairman.

John Wakeham is a Chartered Accountant whose business career includes positions as Chairman of Vosper Thornycroft Holdings Plc and non-executive Director of Wessex Water Ltd, Bristol & West Plc and NM Rothschild & Sons Ltd, amongst others. After joining Michael Page in 1995, he was appointed non-executive Chairman and was appointed President in 1997, following the acquisition by Spherion Corporation. He also has public appointments as Chancellor of Brunel University and in 1999 as Chairman of the Royal Commission on House of Lords Reform. During his political career, he has been Leader of the House of Commons from 1987 to 1989, Secretary of State for Energy from 1989 to 1992 and Leader of the House of Lords from 1992 to 1994.

Terry Benson (50)

Chief Executive.

Terry Benson joined Michael Page in 1979 and was appointed to the Board in 1983. In 1986 he was promoted to Managing Director of the Group's marketing recruitment businesses and in January 1988 to Managing Director of the Group. In 1990 he was appointed Chief Executive of the Group.

Stephen Box (51)

Non-Executive Director

Stephen Box qualified as a Chartered Accountant at Coopers & Lybrand where he spent more than 25 years, 15 of these as a partner. In August 1997 he was appointed Finance Director of the National Grid since when he has also been on the Board of Energis plc as a Non-Executive Director. He is also a member of the Financial Reporting Review Panel.

Stephen Burke (42)

Managing Director – UK

Stephen Burke joined Michael Page in 1981 and was appointed as a director of Michael Page International in 1988 with responsibility for development of overseas businesses in the Netherlands and Germany. He returned to the UK in 1996 as Managing Director of Accountancy Additions Ltd. and was appointed Managing Director of Michael Page Finance in 1999. He was appointed to his current position in January 2001.

Charles-Henri Dumon (43)

Managing Director – Continental Europe and South America.

Charles-Henri Dumon joined Michael Page in 1985 and was appointed a Director in 1987. Since then he has had full responsibility for the Group's operations in France and has managed the Group's entry into Southern Europe and South America. He was appointed as Managing Director for all Michael Page's Continental European and South American businesses in January 2001.

The Board of Directors

Stephen Ingham (39)

Executive Director – UK Operations

Stephen Ingham joined Michael Page in 1987 as a consultant with Michael Page Marketing and Sales. He was responsible for setting up the London marketing and sales business and was promoted to Operating Director in 1990. He was appointed Managing Director of Michael Page Marketing and Sales in 1994. Subsequently he has taken additional responsibility for Michael Page's Retail, Technology, Human Resources and Engineering businesses. He was promoted to Executive Director of UK operations in January 2001.

Adrian Montague (54)

Non-Executive Director

Adrian Montague qualified as a solicitor with Linklaters & Paines, becoming a partner in 1979. He then joined Kleinwort Benson in 1994 where he became Global Head of Project Finance and a member of its Executive Committee. In 1997 he was appointed Chief Executive of the Treasury Taskforce and subsequently became Deputy Chairman of Partnerships UK. He is currently Deputy Chairman of the company limited by guarantee sponsored by the Government as a bidder for the operations of Railtrack.

Stephen Puckett (40)

Group Finance Director.

Stephen Puckett qualified as a Chartered Accountant with BDO Binder Hamlyn. He joined Wace Group plc in 1988 as Director of Corporate Finance, subsequently being promoted to Group Finance Director in 1991. He was appointed Group Finance Director of Stat Plus Group plc in 2000. He was appointed Group Finance Director of Michael Page in January 2001.

Martin Stewart (38)

Non-Executive Director.

Martin Stewart, who is a qualified Chartered Accountant, was appointed as Chief Financial Officer and a Director of British Sky Broadcasting Plc in May 1998 after serving the company as head of commercial finance from March 1996. Prior to this he was employed at Polygram for five years, latterly at Polygram Filmed Entertainment, where he was Finance Director for two years.

Directors' Report

Principal activity and review of the business and future developments

The Group is one of the world's leading specialist recruitment consultancies. The Group's trading results are set out in the financial statements on pages 26 to 55. Details of the Group's future prospects, and review of operations are described in the Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 2 to 8.

Change of name

The Company's name was changed from Michael Page Group PLC to Michael Page International plc on 19 February 2001.

Directors

The following were Directors during the year and held office throughout the year, unless otherwise indicated.

The Right Honourable Lord Wakeham P.C.† (Chairman)	(appointed 27 February 2001)
T W Benson (Chief Executive)	
S J Box†*	(appointed 27 February 2001)
S P Burke	(appointed 27 February 2001)
C-H Dumon	(appointed 27 February 2001)
S J Ingham	(appointed 27 February 2001)
R Krause	(resigned 27 February 2001)
R Marcy	(resigned 27 February 2001)
A A Montague† C.B.E.	(appointed 27 February 2001)
S R Puckett	(appointed 27 February 2001)
M Stewart†	(appointed 1 March 2001)

† Non-Executive Directors * Senior Independent Director

All of the current Directors, except for T W Benson, having been appointed during 2001, will retire in accordance with the Company's Articles of Association. In addition, T W Benson will retire by rotation. All the Directors, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting.

Biographical details for all the current Directors are shown on pages 9 and 10.

Directors' Report

The beneficial interests of Directors in office at 31 December 2001 in the shares of the Company at 31 December 2001 and at 25 February 2002 are set out below. No Director had any beneficial interest in the shares of the Company at 31 December 2000.

	Number of Shares 31 December 2001
The Right Honourable Lord Wakeham P.C.†	-
T W Benson	-
S J Box†	15,000
S P Burke	28,571
C-H Dumon	14,285
S J Ingham	28,571
A A Montague†	-
S R Puckett	114,285
M Stewart†	-

† Non-Executive Directors

All of the executive Directors are deemed to have an interest in the ordinary shares of the Restricted Share Scheme held in the Employee Benefit Trust, details of which are set out on page 20.

Details of the Directors' remuneration, options and interests in Restricted Shares are detailed in the Remuneration Report on pages 19 to 23.

Results and dividends

The profit for the year after exceptional items and taxation, amounted to £43.7m (2000: £37.2m).

An interim dividend of 0.275 pence per ordinary share was paid on 19 October 2001. The Directors recommend the payment of a final dividend for the year ended 31 December 2001 of 2.3 pence per ordinary share on 7 June 2002 to shareholders on the register on 10 May 2002 which, if approved at the Annual General Meeting, will result in a total dividend for the year of 2.575 pence per ordinary share (2000: nil).

Employee involvement

Communication with employees is effected through the Company Intranet, information bulletins, briefing meetings conducted by senior management and formal and informal discussions. Interim and Annual Reports are available to all staff. Informal communication is further facilitated by the Group's divisional organisation structure.

Directors' Report

Equal opportunity

The Group endorses and supports the principles of equal employment opportunity. It is the policy of the Group to provide equal employment opportunity to all qualified individuals which ensures that all employment decisions are made, subject to its legal obligations, on a non-discriminatory basis. Due consideration is given to the recruitment, promotion, training and working environment of all staff including those with disabilities. It is Group policy to encourage the training and further development of all its employees where this is of benefit to the individual and to the Group.

Supplier payment policy

It is the policy of the Group to agree appropriate terms and conditions for transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The Company acts as a holding company for the Group. Creditor days for the Company were nil (2000: nil) as the Company does not undertake any transactions with suppliers. The Group's creditor days for the year ended 31 December 2001 were 30 (2000: 27).

Share capital

The authorised and issued share capital of the Company, together with details of shares issued during the year, are shown in note 21 to the financial statements.

On 1 March 2001 each ordinary share of £1 was subdivided into 100 ordinary shares of 1p and the authorised share capital was increased from £50,000 to £5,712,500 by the creation of 566,250,000 new ordinary shares.

On 2 April 2001 there was a bonus issue of shares in the proportion of 74 ordinary shares for every 1 ordinary share held, following which the Company has 375,000,000 ordinary shares in issue.

Substantial shareholdings

As at 25 February 2002, the Company has been notified of the following interests held in more than 3% of the issued share capital of the Company:

Holder	Number of ordinary shares	% of issued share capital
Capital International Limited	63,859,099	17.03
AXA Investment Managers UK Limited	56,556,776	15.08
Fidelity Investment Management Limited	22,050,523	5.88
Harris Associates	19,466,000	5.19
M&G Investment Management Limited	14,988,428	4.00

Directors' Report

Environmental policy

The Group recognises the importance of environmental responsibility. The nature of its activities has a minimal effect on the environment but, where it does, the Group acts responsibly and is aware of its obligations.

Donations

The Group made charitable donations of £28,735 during the year (2000: £33,843). It is not the Group's policy to make political donations either in the UK or overseas.

Auditors

Deloitte & Touche are willing to continue in office and accordingly resolutions to re-appoint them as auditors and authorising the Directors to set their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The resolutions to be proposed at the Annual General Meeting to be held on 22 May 2002, together with explanatory notes, appear in the Notice of Meeting set out on pages 58 to 60.

By order of the Board

R A McBride
Company Secretary
25 February 2002

Statement of Directors' Responsibilities

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and the Company as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Corporate Governance

The Board of Directors is committed to high standards of corporate governance and has applied the principles of corporate governance recommended in the Combined Code for the period between flotation on 2 April 2001 and 31 December 2001.

Board and committee structure

The Board of Michael Page International plc is the body responsible for corporate governance, establishing policies and objectives, and the management of the Group's resources. It is the Group's policy that the roles of Chairman and Chief Executive are separate. Including the Chairman and Chief Executive, there are currently five Executive and four Non-Executive Directors. The Non-Executive Directors are all regarded by the Board as being independent for Combined Code purposes.

All Directors are subject to retirement by rotation and re-election by the shareholders in accordance with the Articles of Association, whereby one third of the Directors retire by rotation each year. All Directors are subject to election by the shareholders at the first Annual General Meeting following their appointment.

All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. There is an agreed procedure for Directors to obtain independent professional advice, if necessary, at the Company's expense.

The Board meets regularly throughout the year. It has a formal schedule of matters reserved to it and delegates specific responsibilities to Committees. Each of the Committees has formal written terms of reference.

The **Audit Committee** comprises Lord Wakeham, Martin Stewart and is chaired by Stephen Box. The Committee meets at least three times a year. Its principal tasks are to review the Group's internal controls, review the scope of the external audit, consider issues raised by the external auditors, and review the half yearly and annual accounts before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates.

The **Nominations Committee** comprises the Chairman, the Chief Executive and the Non-Executive Directors and is chaired by Lord Wakeham. It is responsible for making recommendations to the Board on new appointments.

The **Remuneration Committee** comprises the Non-Executive Directors and is chaired by Lord Wakeham. The Committee reviews the Group's policy on the Executive Directors' remuneration and terms of employment, makes recommendations upon this to the Board and other senior executives of the Group, and also approves the provision of policies for the incentivisation of employees including the share option schemes. The Committee meets at least twice a year and is also attended by the Chief Executive except when his own remuneration is under consideration. The Remuneration Report is shown on pages 19 to 23 and includes information on the Directors' service contracts.

Internal control

The responsibilities of the Directors in respect of internal control are further defined by the London Stock Exchange's Listing Rules which incorporate a Code of Practice known as the Combined Code, which requires that Directors review the effectiveness of the Group's system of internal controls. This requirement stipulates that the review shall cover all controls including operational, compliance and risk management, as well as financial. Internal Control Guidance for Directors on the Combined Code ("the Turnbull Report") was published in September 1999.

Corporate Governance

Internal control (continued)

The Board has assessed existing risk management and internal control processes during the year ended 31 December 2001 necessary to comply with the Turnbull guidance. The Board believes it has the procedures in place such that the Group has fully complied for the period from flotation on 2 April 2001 through to the end of the financial year on 31 December 2001.

The Directors are responsible for the Group's system of internal financial and operating controls which are designed to meet the Group's particular needs and aim to safeguard Group assets, ensure proper accounting records are maintained and that the financial information used within the business and for publication is reliable.

Any system of internal control can only provide reasonable, but not absolute, assurance against material misstatement and loss. Key elements of the system of internal control are as follows:

- Group organisation. The Board of Directors meets at least ten times a year, focusing mainly on strategic issues and financial performance. There is also a defined policy on matters strictly reserved for the Board. The Managing Director of each operating company is accountable for establishing and monitoring internal controls within that division.

- Financial reporting. The Group has a comprehensive budgeting system with an annual budget approved by the Board. Detailed monthly reports are produced showing comparisons of results against budget, forecast and the prior year, with performance monitoring and explanations provided for significant variances. The Group reports to shareholders on a half-yearly basis.

- Quarterly reforecasting. The Group prepares a full year reforecast on a quarterly basis showing, by individual businesses, the results to date and a reforecast against budget for the remaining period up to the end of the year.

- Audit Committee. There is an established Audit Committee whose activities are previously described.

- Operational controls. Controls and procedures are documented in policies and procedures manuals. Individual operations complete an annual Self-Certification Statement. Each operational manager, in addition to the Group finance function, confirms the adequacy of their systems of internal control and their compliance with Group policies. The Statement also requires the reporting of any significant control issues that have emerged so that areas of Group concern can be identified and experience can be shared.

- Risk Management. Identification of major business risks is carried out at Group level in conjunction with operational management and appropriate steps taken to monitor and mitigate risk.

- Internal Audit. The Board has considered the need for a separate internal audit function and concluded that at present it is not required. The Board has commissioned a continuing program of reviews to address internal control and risk management processes with particular reference to the Turnbull Report. Its findings will be reported to both the entities reviewed and the Audit Committee acting on behalf of the Board.

The Board confirms that there is a continuing process for identifying, evaluating and managing the risks faced by the Group and that the processes have been in place since flotation on 2 April 2001 for the year under review.

Relations with shareholders

Communications with shareholders are given a high priority. The Annual Report and Interim Report are sent to all shareholders. The Group also has a website (www.michaelpage.co.uk) with an investor section that contains Company announcements and other shareholder information.

Corporate Governance

Relations with shareholders (continued)

The Group has an on-going programme of dialogue and meetings between the Executive Directors and its major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and corporate governance are discussed.

The Annual Report is designed to present a balanced and understandable view of the Group's activities and prospects. The Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 2 to 8 provide an assessment of the Group's affairs and position. Institutional shareholders and sector analysts are invited to briefings by the Company at the time of announcing the Company's interim and full year results.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the accounts. In forming this view, the Directors have reviewed the Group's budget and forecasts for 2002 based on normal business planning and control procedures.

Compliance with the combined code

The Directors consider that the Company complies with Section 1 of the Combined Code contained in the Listing Rules, now the responsibility of the Financial Services Authority (formerly the responsibility of the London Stock Exchange). The Group complied in full for the period from flotation on 2 April 2001 to 31 December 2001.

Remuneration Report

Remuneration policy

The objective of the Group's remuneration policy is to attract and retain management with the appropriate professional, managerial and operational expertise necessary to realise the Group's objectives as well as to establish a framework for remunerating all employees.

Scope and membership of remuneration committee

The Remuneration Committee meets not less than twice a year and comprises the Non-Executive Directors. Lord Wakeham is Chairman of the Committee. The purpose of the Remuneration Committee is to review, on behalf of the Board, the remuneration policy for the Executive Directors and to determine the level of remuneration, incentives and other benefits, compensation payments and the terms of employment of each Executive Director. It also seeks to provide a remuneration package that aligns the interests of Executive Directors with the shareholders. The Committee has continued to review the remuneration of the Executive Directors with regard to the need to maintain a balance between the constituent elements of salary, incentive and other benefits. It receives advice from independent remuneration consultants, including comparisons with similar organisations.

Remuneration package

The remuneration agreed by the Committee for the Executive Directors contains the following elements; a base salary and benefits, a bonus payable annually reflecting individual and Group performance, share options conditional upon achieving performance criteria, and pension benefits.

The following sections provide an outline of current practice with regard to each component.

Base salary and benefits

The Committee establishes salaries and benefits by reference to those prevailing in the employment market generally for Executive Directors of comparable status and ongoing market value, taking into account the range of incentives described elsewhere in this report, including a performance bonus. Reviews of such base salary and benefits are conducted annually by the Committee having regard to the individual's performance and the performance of the Group relative to its competitors.

Performance bonus

Executive Directors are eligible to receive a bonus related to the performance of both the individual and the Group. The terms upon which the bonus is payable are determined annually. The bonus is not pensionable.

Remuneration Report

Share schemes

Restricted share scheme

On flotation, 6% of the issued shares of the Group owned by Spherion Corporation, the Group's previous ultimate parent company, were allocated to the Executive Directors and certain senior executives in a Restricted Share Scheme. Benefits received under the Restricted Share Scheme are not pensionable and the shares will be delivered in March 2004.

Executive share option scheme

The Executive Directors and certain key employees are eligible to participate in the Executive Share Option Scheme. No payment is required on the grant of an option and no share options are granted at a discount. Benefits received under the Executive Share Option Scheme will not be pensionable.

On flotation options over 33,750,000 (9%) ordinary shares were granted to the Executive Directors and 427 key employees. These options are subject to the following performance conditions:

(a) 55.6% of an individual's option entitlement will normally only be exercisable to the extent that Earnings Per Share (EPS) targets have been satisfied over a period of 3 to 10 years. None of these options will vest unless EPS has grown in line with the UK Retail Prices Index (RPI) plus an average of 5% per annum. At that point 33.3% of this portion of the options vest. If EPS growth is higher than this level, vesting increases on a sliding scale basis until 100% of this portion of the options vest where EPS growth matches RPI plus an average of 10% per annum;

(b) 44.4% of an individual's option entitlement will normally only be exercisable to the extent that share price growth targets have been satisfied over a period of at least 3 years. None of these options will vest unless the Company's share price has achieved 50% growth after 3 years and not later than five years. At that point 33.3% of this portion of the options vest. Vesting then increases progressively for further share price growth until full vesting occurs where there is 200% growth after 3 years and not later than 5 years. These hurdles rise from the fifth anniversary of the date of grant at compound rates of growth of 8.45% and 24.57% respectively.

All future grants of options under this scheme will be subject to performance conditions designed to provide a direct link between the rewards for executives and the returns to shareholders, whilst at the same time ensuring that senior executives can measure the results of their efforts through the Company's share price.

Remuneration Report

Directors' remuneration and shareholdings

Emoluments:

The aggregate emoluments, excluding pensions, of the Directors of the Company who served during the year were as follows:

2001	Salary and fees £'000	Benefits (note 2) £'000	Spherion bonus (note 3) £'000	Bonus £'000	Total (excluding pensions) £'000
Executive					
T W Benson (note 1)	315	18	413	252	998
S P Burke (appointed 27 Feb 2001)	177	17	55	142	391
C-H Dumon (appointed 27 Feb 2001)	227	7	58	92	384
S J Ingham (appointed 27 Feb 2001)	160	33	46	128	367
S R Puckett (appointed 27 Feb 2001)	164	29	28	132	353
R Marcy (resigned 27 Feb 2001)	-	-	-	-	-
R Krause (resigned 27 Feb 2001)	-	-	-	-	-
Non-Executive					
Lord Wakeham (appointed 27 Feb 2001)	41	-	-	-	41
S J Box (appointed 27 Feb 2001)	23	-	-	-	23
A A Montague (appointed 27 Feb 2001)	19	-	-	-	19
M Stewart (appointed 1 Mar 2001)	19	-	-	-	19
	1,145	104	600	746	2,595

Those Directors who were appointed during the year only have their remuneration included from the date of appointment.

2000	Salary and fees 2001 £'000	Benefits (note 2) £'000	Spherion bonus (note 3) £'000	Bonus £'000	Total (excluding pensions) £'000
T W Benson (note 1)	300	17	1,361	624	2,302
R Marcy (resigned 27 Feb 2001)	-	-	-	-	-
R Krause (resigned 27 Feb 2001)	-	-	-	-	-
	300	17	1,361	624	2,302

Remuneration Report

Directors' remuneration and shareholdings continued

1. Mr Benson is the highest paid director.
2. Benefits include items such as company car or cash alternative, fuel and medical insurance.
3. On flotation the Spherion bonus arrangements were discontinued and replaced by the grant of Restricted Shares and Executive Share Options. The 2001 Spherion bonus was borne by Spherion Corporation and is in respect of the first quarter 2001 trading performance.

Pension contributions	2001 £'000	2000 £'000
T W Benson	95	90
S P Burke	35	-
C-H Dumon	2	-
S J Ingham	16	-
S R Puckett	20	-
R Marcy	-	-
R Krause	-	-
	168	90

Pension benefits

Executive Directors are eligible to participate in a Company pension plan which is a defined contribution scheme.

Directors' interests

The beneficial interests of the Executive Directors and their families in Restricted Shares of the Company were as follows:

Director	31 December 2001 shares
T W Benson	5,450,512
S P Burke	3,007,179
C-H Dumon	3,007,179
S J Ingham	1,597,564
S R Puckett	140,962

Remuneration Report

The beneficial interests of the Executive Directors and their families in share options of the Company at 31 December 2001 were as follows:

	Date of grant	Exercise price (pence)	Options granted during the year[1] and at 31 December 2001	Earliest exercise date	Expiry date
T W Benson	30/03/2001	175	3,750,000	31/03/2004	31/03/2011
S P Burke	30/03/2001	175	1,125,000	31/03/2004	31/03/2011
C-H Dumon	30/03/2001	175	1,125,000	31/03/2004	31/03/2011
S J Ingham	30/03/2001	175	750,000	31/03/2004	31/03/2011
S R Puckett	30/03/2001	175	750,000	31/03/2004	31/03/2011
			7,500,000		

1 The market price of the shares at 31 December 2001 was 156p with a range during the year of 96.5p to 233.5p.

2. No options held by Directors lapsed unexercised or were exercised during the period. The options are normally exercisable subject to achieving performance criteria at any time on or after the third, but not later than the tenth anniversary of the date on which the option was granted. The performance criteria are set out on page 20.

Service contracts

All Executive Directors service contracts contain a 12 month notice period. The service contracts also contain restrictive covenants preventing the Directors from competing with the Group for six months following the termination of employment and preventing the Directors from soliciting key employees, clients and candidates of the employing company and Group Companies for 12 months respectively following termination of employment.

Appointment and remuneration of non-executive directors

The Non-Executive Directors are appointed for an initial term of 3 years and thereafter are subject to reappointment each year.

The remuneration of the Non-Executive Directors is determined by the Board. The Non-Executive Directors do not receive any pension or other benefits from the Group, nor do they participate in any of the bonus, or share option schemes.



Lord Wakeham
Chairman
Remuneration Committee
25 February 2002

Deloitte & Touche

Independent Auditors' Report to the Members of Michael Page International plc (formerly Michael Page Group PLC)

We have audited the financial statements of Michael Page International Plc for the year ended 31 December 2001 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the related notes 1 to 30, and also the proforma consolidated profit and loss account and the notes to the proforma consolidated profit and loss account. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors' are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent Auditors' Report to the Members of Michael Page International plc (formerly Michael Page Group PLC)

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
25 February 2002

Notes: An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Proforma Consolidated Profit and Loss Account

Year ended 31 December 2001

	Note	Before exceptional items 2001 £'000	Exceptional items (Note 3) 2001 £'000	After exceptional items 2001 £'000	2000 £'000
Turnover	2	**455,020**	-	**455,020**	426,886
Cost of sales		**(210,806)**	-	**(210,806)**	(187,222)
Gross profit	2	**244,214**	-	**244,214**	239,664
Administrative expenses:					
Spherion bonuses		-	-	-	(9,075)
Other administrative expenses		**(180,138)**	**(6,000)**	**(186,138)**	(157,210)
Total administrative expenses		**(180,138)**	**(6,000)**	**(186,138)**	(166,285)
Operating profit		**64,076**	**(6,000)**	**58,076**	73,379
Net interest payable and similar charges		**(4,068)**	-	**(4,068)**	(15,377)
Profit on ordinary activites before taxation	2	**60,008**	**(6,000)**	**54,008**	58,002
Taxation		**(20,459)**	**1,800**	**(18,659)**	(20,766)
Profit on ordinary activites after taxation		**39,549**	**(4,200)**	**35,349**	37,236
Equity minority interests		-	-	-	(197)
Profit for the financial period		**39,549**	**(4,200)**	**35,349**	37,039
Equity dividends		**(9,510)**	-	**(9,510)**	-
Retained profit for the financial period		**30,039**	**(4,200)**	**25,839**	37,039
Basic earnings per share (pence)	4			**9.5**	9.9
Diluted earnings per share (pence)	4			**9.5**	9.9
Adjusted earnings per share (pence)	4			**10.7**	9.9

Proforma Statement of Total Recognised Gains and Losses

Year ended 31 December 2001

	2001 £'000	2000 £'000
Profit for the financial year	**35,349**	37,039
Foreign currency translation differences	**(982)**	371
Total recognised gains and losses for the year	**34,367**	37,410

Notes to the Proforma Consolidated Profit and Loss Account
Year ended 31 December 2001

1. Proforma financial information

The proforma financial information has been prepared using consistent accounting policies used in the preparation of the statutory accounts except that they have been prepared to reflect the combined financial information of Michael Page International Inc and Michael Page International Pte Limited (MPI USA and MPI Singapore) which were transferred to the Group by Spherion Corporation (the Group's previous ultimate parent company) on 27 February 2001 and which have been included as they were commonly controlled and managed by the Group prior to that date (see note 19 of the statutory accounts), and excluding the results of Plusbox Limited and its subsidiaries which were transferred to Spherion Corporation on 28 February 2001 as they were not commonly controlled or managed by the Group prior to that date (see note 20 of the statutory accounts). The proforma financial information reflects the structure of the Group going forward.

The statutory profit after taxation and exceptional items is reconciled to the proforma basis as follows:

	2001	2000
	£'000	£'000
Profit after taxation and exceptional items		
Per statutory financial information	**43,653**	37,205
Results of MPI USA and MPI Singapore	**105**	832
Results of Plusbox Limited	**8**	(801)
Profit on disposal of Plusbox Limited	**(8,417)**	-
Per proforma financial information	**35,349**	37,236

2. Segmental analysis

	2001	2000
(i) Turnover	**£'000**	£'000
Turnover by geographic region		
United Kingdom	**243,614**	224,469
Continental Europe	**154,335**	137,862
Asia Pacific	**51,663**	57,569
Americas	**5,408**	6,986
Total turnover	**455,020**	426,886
Turnover by discipline		
Finance and accounting	**334,550**	311,963
Marketing and sales	**67,581**	65,995
Other	**52,889**	48,928
Total turnover	**455,020**	426,886

Notes to the Proforma Consolidated Profit and Loss Account
Year ended 31 December 2001

2. Segmental analysis (continued)

(ii) Gross profit

Gross profit by geographic region	2001 £'000	2000 £'000
United Kingdom	**122,769**	118,022
Continental Europe	**91,644**	87,355
Asia Pacific	**25,196**	28,765
Americas	**4,605**	5,522
Total gross profit	**244,214**	239,664

Gross profit by discipline	2001 £'000	2000 £'000
Finance and accounting	**160,102**	158,520
Marketing and sales	**51,429**	49,799
Other	**32,683**	31,345
Total gross profit	**244,214**	239,664

(iii) Profit on ordinary activities before taxation

Profit before interest, taxation, exceptional items and Spherion bonus by geographic region	2001 £'000	2000 £'000
United Kingdom	**34,926**	39,765
Continental Europe	**22,453**	29,676
Asia Pacific	**7,248**	11,504
Americas	**(551)**	1,509
Profit before interest, taxation, exceptional items and Spherion bonus	**64,076**	82,454
Exceptional items (note 3)	**(6,000)**	-
Spherion bonus	**-**	(9,075)
Profit before interest and taxation	**58,076**	73,379
Net interest	**(4,068)**	(15,377)
Profit on ordinary activities before taxation	**54,008**	58,002

Notes to the Proforma Consolidated Profit and Loss Account
Year ended 31 December 2001

3. Exceptional items

	2001	2000
	£'000	£'000
National Insurance and social security liabilities on Restricted Share Scheme	**6,000**	-
Taxation on exceptional items	**(1,800)**	-
	4,200	-

4. Earnings per share

Earnings per share have been calculated on the following basis:

	Basic EPS £'000	**Exceptional items £'000**	**Adjusted EPS £'000**
Year ended 31 December 2001			
Profit after taxation	**35,349**	**4,200**	**39,549**
Average shares (number '000)	**370,714**	**-**	**370,714**
Year ended 31 December 2000			
Profit after taxation and equity minority interests	37,039	-	37,039
Average shares (number '000)	375,000	-	375,000

There is no dilutive effect of unexercised share options.

Consolidated Profit and Loss Account
Year ended 31 December 2001

	Note	Before exceptional items 2001 £'000	Exceptional items (Note 5) 2001 £'000	After exceptional items 2001 £'000	2000 £'000
Turnover					
Continuing		**448,891**	-	**448,891**	418,422
Acquisitions		**4,903**	-	**4,903**	-
Discontinued		**5,753**	-	**5,753**	39,643
Turnover	2	**459,547**	-	**459,547**	458,065
Cost of sales	3	**(214,467)**	-	**(214,467)**	(211,736)
Gross profit		**245,080**	-	**245,080**	246,329
Administrative expenses:					
Spherion bonuses		-	-	-	(9,075)
Other administrative expenses		**(181,061)**	**(6,000)**	**(187,061)**	(163,152)
Total administrative expenses	3	**(181,061)**	**(6,000)**	**(187,061)**	(172,227)
Operating profit					
Continuing		**64,071**	**(6,000)**	**58,071**	72,108
Acquisitions		**(156)**	-	**(156)**	-
Discontinued		**104**	-	**104**	1,994
Operating profit		**64,019**	**(6,000)**	**58,019**	74,102
Profit on disposal of subsidiary	20	-	**8,417**	**8,417**	-
Profit on ordinary activities before interest		**64,019**	**2,417**	**66,436**	74,102
Net interest payable and similar charges	7	**(4,110)**	-	**(4,110)**	(15,566)
Profit on ordinary activities before taxation	2	**59,909**	**2,417**	**62,326**	58,536
Taxation	8	**(20,473)**	**1,800**	**(18,673)**	(21,331)
Profit on ordinary activities after taxation		**39,436**	**4,217**	**43,653**	37,205
Equity minority interests		-	-	-	(197)
Profit for the financial period		**39,436**	**4,217**	**43,653**	37,008
Equity dividends	9	**(9,510)**	-	**(9,510)**	-
Retained profit for the financial period		**29,926**	**4,217**	**34,143**	37,008
Basic earnings per share (pence)	10			**11.8**	9.9
Diluted earnings per share (pence)	10			**11.8**	9.9
Adjusted earnings per share (pence)	10			**10.6**	9.9

Balance Sheets
31 December 2001

	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Fixed assets					
Intangible assets	11	**1,731**	22,096	**-**	-
Tangible assets	12	**28,663**	25,659	**-**	3,955
Investments	13	**10,000**	-	**431,545**	351,286
		40,394	47,755	**431,545**	355,241
Current assets					
Debtors	14	**80,747**	103,651	**5,487**	44,780
Cash at bank and in hand		**22,104**	17,035	**-**	13
		102,851	120,686	**5,487**	44,793
Creditors:					
Amounts falling due within one year	15	**(74,812)**	(163,313)	**(118,590)**	(107,857)
Net current assets/(liabilities)		**28,039**	(42,627)	**(113,103)**	(63,064)
Total assets less current liabilities		**68,433**	5,128	**318,442**	292,177
Creditors:					
Amounts falling due after more than one year	16	**-**	(142,000)	**-**	(142,000)
Provisions for liabilities and charges	17	**(6,000)**	(1,757)	**(6,000)**	(522)
Net assets/(liabilities)	2	**62,433**	(138,629)	**312,442**	149,655
Capital and reserves					
Called up share capital	21	**3,750**	50	**3,750**	50
Capital contribution reserve	23	**306,487**	142,187	**306,487**	142,187
Profit and loss account	23	**(247,804)**	(280,866)	**2,205**	7,418
Equity shareholders' funds/(deficit)	24	**62,433**	(138,629)	**312,442**	149,655

These financial statements were approved by the Board of Directors on 25 February 2002.

Signed on behalf of the Board of Directors.

T W Benson
Chief Executive

S R Puckett
Group Finance Director

Consolidated Cash Flow Statement
Year ended 31 December 2001

	Note	2001 £'000	2000 £'000
Net cash inflow from operating activities excluding Spherion Bonus	25	**84,944**	77,578
Net cash outflow from Spherion Bonus		**(9,075)**	(7,731)
Net cash inflow from operating activities		**75,869**	69,847
Returns on investments and servicing of finance		**(4,024)**	(11,506)
Taxation paid		**(18,073)**	(15,992)
Capital expenditure and financial investment			
Purchases less disposals of fixed assets		**(11,226)**	(11,124)
Purchase of own shares		**(10,000)**	-
Net capital expenditure		**(21,226)**	(11,124)
Acquisitions and disposals	19, 20	**814**	(2,179)
Equity dividends paid		**(1,016)**	-
Net cash inflow before financing		**32,344**	29,046
Financing			
Repayment of loan notes		**(915)**	(539)
Capital contribution		**168,000**	-
Repayment of amounts owed to previous parent company		**(51,531)**	(1,378)
Decrease in bank loans		**(142,000)**	(19,500)
Net cash outflow from financing		**(26,446)**	(21,417)
Increase in cash in the year	27	**5,898**	7,629

Included within the repayment of amounts owed to the previous parent company is the net consideration from the Spherion Group of £7.4m for the disposal of Plusbox Limited and its subsidiaries.

Statement of Total Recognised Gains and Losses
Year ended 31 December 2001

	2001 £'000	2000 £'000
Profit for the financial year	**43,653**	37,008
Foreign currency translation differences	**(1,081)**	429
Total recognised gains and losses for the year	**42,572**	37,437

Notes to the Accounts
Year ended 31 December 2001

1. Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted by the Directors are described below.

Accounting convention

The accounts have been prepared under the historical cost convention.

Basis of consolidation

The financial statements of Michael Page International plc consolidate the results of the Company and all its subsidiary undertakings. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company has not been included as part of these accounts. The Company's profit for the financial year amounted to £4.3m (2000: £19.6m).

Prior to flotation the Group underwent a reorganisation. On 27 February 2001 Michael Page International Inc and Michael Page International Pte Limited were transferred to the Group by Spherion Corporation, the Group's previous ultimate parent company. On 28 February 2001, Plusbox Limited and its subsidiaries were transferred from the Group to Spherion Corporation.

Proforma financial information has been prepared on pages 26 to 29 to show the results of the Group that would have arisen had the new structure been in place for the reported periods and are indicative of the business going forward after flotation.

In accordance with UITF 13, the results of the Employee Benefit Trust that are under de facto control of the Company have been incorporated in these financial statements.

Turnover and income recognition

Turnover, which excludes value added tax ("VAT"), constitutes the value of services undertaken by the Group as its principal activities, which are recruitment consultancy and other ancillary services. These consist of:

- Turnover from temporary placements, which represents amounts billed for the services of temporary staff including the salary cost of these staff. This is recognised when the service has been provided;
- Turnover from permanent placements, which is based on a percentage of the candidate's remuneration package, and is derived from both retained assignments (income recognised on completion of defined stages of work) and non-retained assignments (income recognised at the date an offer is accepted by a candidate, and where a start date has been determined). The latter includes turnover anticipated, but not invoiced at the balance sheet date, which is correspondingly accrued on the balance sheet within "Prepayments and accrued income". A general provision is made against accrued income for possible cancellations of placements prior to, or shortly after, the commencement of employment; and
- Turnover from amounts billed to clients for expenses incurred on their behalf (principally advertisements) and is recognised when the expense is incurred.

Cost of sales

Cost of sales consist of the salary cost of temporary staff and costs incurred on behalf of clients, principally advertising costs.

Notes to the Accounts
Year ended 31 December 2001

1. Accounting policies (continued)

Gross profit

Gross profit (turnover less cost of sales) is referred to by management as revenue.

Goodwill

Since 31 December 1997, goodwill arising on acquisitions (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) has been capitalised and classified as an asset on the balance sheet and amortised over its estimated useful economic life of 20 years. Goodwill arising on acquisitions prior to 31 December 1997 has been written off against reserves and will be charged or credited in the profit and loss account on subsequent disposal of the business to which it related.

Foreign exchange

Transactions in foreign currencies are translated into sterling at the rates of exchange prevailing at the dates the transactions were made. Translation differences are dealt with in the profit and loss account. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates ruling at that date. *Translation differences are dealt with in the statement of total recognised gains and losses.*

Accounts of overseas operations are translated using the closing rate method. Profits, losses and cash flows of overseas operations are translated at the average exchange rate applicable to the period, whereas assets and liabilities of overseas subsidiaries are translated at the rates ruling at the period end. Unrealised gains and losses arising on these transactions are dealt with in the statement of total recognised gains and losses.

Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation. Depreciation is calculated to write off the cost less estimated residual value of each asset evenly over its expected useful life at the following rates:

Leasehold improvements	10% per annum or period of lease if shorter
Furniture, fixtures and equipment	*10% - 20% per annum*
Motor vehicles	25% per annum

Investments

Fixed asset investments are stated at cost less provision for impairment.

Taxation

The charge for taxation is provided at rates of corporation tax ruling during the accounting period.

The Group has adopted FRS 19 *Deferred Tax* early. Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Notes to the Accounts
Year ended 31 December 2001

1. Accounting policies (continued)

Pension costs

The Group operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension costs charged to the profit and loss account represent the contributions payable by the Group to the funds during each period.

Leased assets

Rentals under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

2. Segmental analysis

(a) Turnover by geographic region		2001 £'000	2000 £'000
United Kingdom:	continuing operations	**243,614**	224,469
	discontinued operations	**5,753**	39,643
	Total	**249,367**	264,112
Continental Europe:	continuing operations	**154,335**	137,897
Asia Pacific:	continuing operations	**49,547**	55,664
	acquisitions	**1,759**	-
	Total	**51,306**	55,664
Americas:	continuing operations	**1,395**	392
	acquisitions	**3,144**	-
	Total	**4,539**	392
		459,547	458,065

Turnover analysed by destination is not materially different to turnover analysed by origin. The amounts stated above derive from the Group's single activity of recruitment consultancy.

Notes to the Accounts
Year ended 31 December 2001

2. Segmental analysis (continued)

(b) Profit before interest, taxation, exceptional items and Spherion bonus by geographic region

		2001 £'000	2000 £'000
United Kingdom:	continuing operations	**34,926**	39,767
	discontinued operations	**104**	1,994
	Total	**35,030**	41,761
Continental Europe:	continuing operations	**22,453**	29,676
Asia Pacific:	continuing operations	**6,787**	11,518
	acquisitions	**456**	-
	Total	**7,243**	11,518
Americas:	continuing operations	**(95)**	222
	acquisitions	**(612)**	-
	Total	**(707)**	222
Profit before interest, taxation, exceptional items and Spherion bonus		**64,019**	83,177
Exceptional items (note 5)		**2,417**	-
Spherion bonus		**-**	(9,075)
Profit before interest and taxation		**66,436**	74,102
Net interest		**(4,110)**	(15,566)
Profit on ordinary activities before taxation		**62,326**	58,536

Net interest payable has not been allocated, recognising the centre's role and responsibility in allocating financial resources.

Notes to the Accounts
Year ended 31 December 2001

2. Segmental analysis (continued)

(c) Net assets/(liabilities) by geographic region		2001 £'000	2000 £'000
United Kingdom:	continuing operations	**30,413**	(174,926)
	discontinued operations	-	(1,009)
	Total	**30,413**	(175,935)
Continental Europe:	continuing operations	**26,384**	26,702
Asia Pacific:	continuing operations	**6,706**	10,429
	acquisitions	**187**	-
	Total	**6,893**	10,429
Americas:	continuing operations	**(53)**	175
	acquisitions	**(1,204)**	-
	Total	**(1,257)**	175
		62,433	(138,629)

3. Cost of sales and net operating expenses

	Continuing operations 2001 £'000	Acquisitions 2001 £'000	Discontinued operations 2001 £'000	Total 2001 £'000	Continuing operations 2000 £'000	Acquisitions 2000 £'000	Discontinued operations 2000 £'000	Total 2000 £'000
Cost of sales	**209,854**	**779**	**3,834**	**214,467**	185,016	-	26,720	211,736
Net operating expenses								
Spherion bonus	-	-	-	-	9,075	-	-	9,075
Administrative expenses	**180,655**	**4,591**	**1,815**	**187,061**	152,223	-	10,929	163,152
	180,655	**4,591**	**1,815**	**187,061**	161,298	-	10,929	172,227

Included within administrative expenses are £6.0m of exceptional items (2000: £Nil), all relating to continuing operations.

Notes to the Accounts
Year ended 31 December 2001

4. Operating profit

		2001 £'000	2000 £'000
Operating profit is stated after charging/(crediting):			
Staff costs (note 6)		**108,822**	110,518
Depreciation of tangible fixed assets - owned		**7,364**	5,605
Amortisation of goodwill		**306**	1,309
Auditors' remuneration:	audit fees	**271**	229
	other services	**41**	43
Loss/(Profit) on disposal of tangible fixed assets		**159**	(27)
Operating lease rentals:	land and buildings	**9,732**	6,992
	plant and machinery	**118**	86

5. Exceptional items

	2001 £'000	2000 £'000
National Insurance and Social Security liabilities on Restricted Share Scheme (see below)	**(6,000)**	-
Profit on disposal of Plusbox Limited (note 20)	**8,417**	-
	2,417	-
Taxation on exceptional items	**1,800**	-
	4,217	-

Restricted share scheme

Bonuses paid by the Group's previous parent company, Spherion Corporation, historically formed part of the remuneration of the Group's senior executives. On flotation this arrangement ceased with Spherion granting Restricted Shares to certain senior executives. The Restricted Shares represent 6% of the issued ordinary shares of the Group owned by Spherion prior to flotation. The grant of Restricted Shares gives rise to National Insurance and social security liabilities amounting to £6.0m based on the flotation price of 175p. These liabilities are expected to be payable in March 2004 when the shares vest to those senior executives.

Notes to the Accounts
Year ended 31 December 2001

6. Employee information

The average number of employees (including executive directors) during the year was as follows:

	2001	2000
	No.	No.
Management	**140**	90
Client services	**1,601**	1,465
Administration	**1,024**	879
	2,765	2,434

Employment costs (including directors' emoluments) comprised:	**£'000**	£'000
Wages and salaries	**91,388**	94,959
Social security costs	**12,730**	12,496
Other pension costs	**4,704**	3,063
	108,822	110,518

7. Net interest payable

	2001	2000
	£'000	£'000
Bank interest	**3,303**	11,633
Interest payable to former parent company	**991**	3,986
Loan notes	**214**	365
	4,508	15,984
Bank interest receivable	**(398)**	(418)
	4,110	15,566

Notes to the Accounts
Year ended 31 December 2001

8. Tax on profits on ordinary activities

The taxation charge for the year is made up as follows:

	2001 £'000	2000 £'000
Taxation relating to current year:		
UK corporation tax at 30% (2000: 30%)	**11,906**	8,363
Overseas corporation tax	**8,734**	11,666
Deferred taxation	**(1,901)**	1,641
Taxation relating to prior periods:		
UK corporation tax	**838**	(505)
Overseas corporation tax	**(492)**	(489)
Deferred taxation	**(412)**	655
	18,673	21,331

9. Dividends

	2001 £'000	2000 £'000
Interim Dividend of 0.275p per ordinary share (2000 – Nil)	**1,016**	-
Proposed Final Dividend of 2.3p per ordinary share (2000 – Nil)	**8,494**	-
Total Dividend of 2.575p per ordinary share (2000 – Nil)	**9,510**	-

10. Earnings per ordinary share

Earnings per share have been calculated on the following bases:

	Basic EPS £'000	Exceptional items £'000	Adjusted EPS £'000
Year ended 31 December 2001			
Profit after taxation	**43,653**	**(4,217)**	**39,436**
Average shares (number '000)	**370,714**	**-**	**370,714**
Year ended 31 December 2000			
Profit after taxation and equity minority interests	37,008	-	37,008
Average shares (number '000)	375,000	-	375,000

There is no dilutive effect of unexercised share options.

Notes to the Accounts
Year ended 31 December 2001

11. Intangible assets

	Goodwill £'000
Cost:	
At 1 January 2001	25,428
Additions	318
Disposals	(23,870)
At 31 December 2001	**1,876**
Amortisation:	
At 1 January 2001	3,332
Charge for the year	306
Disposals	(3,493)
At 31 December 2001	**145**
Net book value	
At 31 December 2001	**1,731**
At 31 December 2000	22,096

The addition to goodwill principally results from the purchase of Michael Page International Inc. and Michael Page International Pte Limited from fellow subsidiaries of Spherion Corporation. This additional goodwill is being amortised over 20 years.

The disposals have arisen as a result of the disposal of Plusbox Limited and its subsidiaries as shown in note 20.

Notes to the Accounts
Year ended 31 December 2001

12. Tangible fixed assets

Group	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2001	8,248	23,586	8,626	40,460
On acquisition	451	594	-	1,045
Additions	4,058	5,296	3,687	13,041
Disposals	(749)	(3,320)	(2,553)	(6,622)
Foreign currency translation	(222)	(390)	(771)	(1,383)
At 31 December 2001	**11,786**	**25,766**	**8,989**	**46,541**
Depreciation				
At 1 January 2001	2,551	10,233	2,017	14,801
On acquisition	100	173	-	273
Charge for the year	1,218	3,988	2,158	7,364
Disposals	(213)	(2,354)	(1,206)	(3,773)
Foreign currency translation	(172)	(123)	(492)	(787)
At 31 December 2001	**3,484**	**11,917**	**2,477**	**17,878**
Net book value				
At 31 December 2001	**8,302**	**13,849**	**6,512**	**28,663**
At 31 December 2000	5,697	13,353	6,609	25,659

Notes to the Accounts
Year ended 31 December 2001

12. Tangible fixed assets (continued)

Company	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2001	1,042	2,593	3,011	6,646
Additions	171	85	180	436
Disposals	-	-	(317)	(317)
Net group transfers	(1,213)	(2,678)	(2,874)	(6,765)
At 31 December 2001	-	-	-	-
Depreciation				
At 1 January 2001	364	1,485	842	2,691
Charge for the year	21	90	161	272
Disposals	-	-	(181)	(181)
Net group transfers	(385)	(1,575)	(822)	(2,782)
At 31 December 2001	-	-	-	-
Net book value				
At 31 December 2001	-	-	-	-
At 31 December 2000	678	1,108	2,169	3,955

13a. Investments

Investments in subsidiaries:

Company	Subsidiary undertakings £'000	Own Shares £'000	Total £'000
Cost:			
At 1 January 2001	351,286	-	351,286
Additions	421,545	10,000	431,545
Disposals	(351,286)	-	(351,286)
31 December 2001	**421,545**	**10,000**	**431,545**

Notes to the Accounts
Year ended 31 December 2001

13a. Investments (continued)

On 28 February 2001 the company disposed of its interest in the entire issued share capital of Michael Page Recruitment Group Limited and its business of personal recruitment to Michael Page International Recruitment Limited for a consideration of 1 ordinary share of £1 and 421,544,426 preference shares of £1.

The Company's principal subsidiary undertakings at 31 December 2001, their principal activities and countries of incorporation are set out below:

Name of undertaking	Country of incorporation	Principal activity
Michael Page Recruitment Group Limited	United Kingdom	Holding company
Michael Page Holdings Limited	United Kingdom	Support services
Michael Page International Recruitment Limited*	United Kingdom	Recruitment consultancy
Michael Page UK Limited	United Kingdom	Recruitment consultancy
Michael Page Limited	United Kingdom	Recruitment consultancy
Accountancy Additions Limited	United Kingdom	Recruitment consultancy
Michael Page International (France) SA	France	Recruitment consultancy
Page Interim SA	France	Recruitment consultancy
Michael Page International (Espana) SA	Spain	Recruitment consultancy
Page Interim (Espana) SA	Spain	Recruitment consultancy
Michael Page International (Italia) Srl	Italy	Recruitment consultancy
Page Interim (Italia) Srl	Italy	Recruitment consultancy
Michael Page International (Deutschland) GmbH	Germany	Recruitment consultancy
Michael Page International (Nederland) BV	Netherlands	Recruitment consultancy
Michael Page International (Australia) Pty Limited	Australia	Recruitment consultancy
Michael Page International (Hong Kong) Limited	Hong Kong	Recruitment consultancy
Michael Page International (Brasil) SC Ltda	Brazil	Recruitment consultancy
Michael Page International Portugal Lda	Portugal	Recruitment consultancy
Michael Page International (Japan) KK	Japan	Recruitment consultancy
Michael Page International (Switzerland) SA	Switzerland	Recruitment consultancy
Michael Page International Inc*	United States	Recruitment consultancy
Michael Page International Pte Limited*	Singapore	Recruitment consultancy

*The equity of these subsidiary undertakings is held directly by Michael Page International plc. All companies have been included in the consolidation and operated principally in their country of incorporation.

The percentage of the issued share capital held is equivalent to the percentage of voting rights held. The share capital of all the subsidiary undertakings comprise ordinary shares.

Notes to the Accounts
Year ended 31 December 2001

13b. Investments in own shares

5,714,286 ordinary shares were acquired by the Employee Benefit Trust on flotation at a cost of £10.0m as a hedge against National Insurance and social security liabilities payable in respect of the Restricted Share Scheme and the Executive Share Option Scheme. This holding represents 1.52% of the called up share capital and at 31 December 2001 had a market value of £8.9m (2000: nil). Dividend income on these shares has been waived by the Employee Benefit Trust.

14. Debtors

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Amounts falling due within one year:				
Trade debtors	**65,722**	87,652	-	29,668
ACT recoverable	-	777	-	777
Other debtors	**2,757**	1,921	**3,687**	6,528
Prepayments and accrued income	**10,238**	11,606	-	7,807
	78,717	101,956	**3,687**	44,780
Amounts falling due after more than one year:				
Deferred taxation (see note 18)	**461**	-	**1,800**	-
Prepayments and accrued income	**1,569**	1,695	-	-
	80,747	103,651	**5,487**	44,780

Notes to the Accounts
Year ended 31 December 2001

15. Creditors: amounts falling due within one year

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Loan notes	**5,452**	6,367	**5,452**	6,367
Bank overdrafts	**2,305**	2,666	**-**	96
Trade creditors	**5,297**	5,430	**-**	114
Amounts owed to Group companies	**-**	-	**104,461**	79,301
Amounts owed to former parent company	**-**	69,979	**-**	-
Corporation tax	**3,309**	2,143	**-**	1,542
Other tax and social security	**20,193**	24,663	**-**	6,396
Other creditors	**5,021**	11,133	**-**	2,402
Accruals and deferred income	**24,741**	40,932	**183**	11,639
Dividends payable	**8,494**	-	**8,494**	-
	74,812	163,313	**118,590**	107,857

Interest is payable on the loan notes at a rate of 1% below LIBOR for six month sterling deposits on 30 June and 31 December, the "Interest Payment Dates". Loan note holders may redeem at par all or part of their holdings on any Interest Payment Date. The latest redemption date is 31 December 2002.

16. Creditors: amounts falling due after more than one year

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Bank loan	**-**	142,000	**-**	142,000

17. Provisions for liabilities and charges

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
National insurance and social security liabilities on Restricted Share Scheme (note 5)	**6,000**	-	**6,000**	-
Deferred taxation (note 18)	**-**	1,757	**-**	522
	6,000	1,757	**6,000**	522

Notes to the Accounts
Year ended 31 December 2001

18. Deferred taxation

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Deferred taxation (asset)/provision is as follows:				
Capital allowances in excess of depreciation	**378**	427	**-**	40
Other timing differences	**(839)**	1,330	**(1,800)**	482
	(461)	1,757	**(1,800)**	522
At 1 January	**1,757**	(339)	**522**	(887)
Current period charge	**(1,901)**	1,641	**(1,800)**	760
Prior period charge	**(412)**	655	**-**	309
Transfer	**-**	-	**(522)**	340
Foreign currency translation	**95**	(200)	**-**	-
At 31 December	**(461)**	1,757	**(1,800)**	522

19. Purchase of subsidiary undertakings

As a result of the reorganisation prior to flotation, on 27 February 2001 the Group acquired the entire issued share capital of Michael Page International Inc and Michael Page International Pte Limited for nil consideration from fellow subsidiaries of Spherion Corporation. The acquisitions were accounted for under the acquisition method of accounting. The goodwill arising of £307,000 equivalent to the net liabilities in the companies is being amortised over 20 years. No fair value adjustments were required.

Notes to the Accounts
Year ended 31 December 2001

20. Disposal of subsidiary undertakings

As a result of the restructuring prior to flotation, on 28 February 2001 the Group disposed of its 100% investment in Plusbox Limited and its subsidiaries, including Spherion UK plc (formerly Crone Corkill Group plc) generating a net profit before taxation on disposal of £8.4m as follows:

Net liabilities disposed of:	**£'000**
Intangible fixed assets	20,377
Tangible fixed assets	877
Debtors	7,510
Cash at bank and in hand	(737)
Creditors	(29,044)
	(1,017)
Profit on sale before taxation	8,417
Satisfied by:	
Reduction in the capital contribution received in cash from Spherion Corporation	7,400

Plusbox Limited contributed £5.5m to the Group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, paid £0.3m in respect of taxation and utilised £2.2m for capital expenditure.

21. Called up share capital

	2001	2000
	£'000	£'000
Authorised		
571,250,000 ordinary shares of 1p each		
(2000: 50,000 ordinary shares of £1 each)	**5,713**	50
Allotted, called up and fully paid		
375,000,000 ordinary shares of 1p each		
(2000: 50,000 ordinary shares of £1 each)	**3,750**	50
At 1 January 2001	**50**	50
Transfer from capital contribution reserve	**3,700**	-
At 31 December 2001	**3,750**	50

On 1 March 2001 each ordinary share was subdivided into 100 ordinary shares of 1p and the authorised share capital was increased from £50,000 to £5,712,500 by the creation of 566,250,000 new ordinary shares. On 2 April 2001 there was a £3.7m bonus issue of shares in the proportion of 74 ordinary shares for every 1 share held.

Notes to the Accounts
Year ended 31 December 2001

22. Share options

At 31 December 2001 the following options had been granted and remained outstanding in respect of the Company's ordinary shares of 1p under the Executive Share Option Scheme.

Number of shares	Exercise price per share	Exercise period
31,593,728	£1.75p	April 2004 – March 2011

No options were exercised in the year and 2,156,250 shares lapsed in the year.

23. Reserves

	Group		Company	
	Capital Contribution Reserve £'000	Profit and loss account £'000	Capital Contribution Reserve £'000	Profit and loss account £'000
At 1 January 2001	142,187	(280,866)	142,187	7,418
Retained profit/(loss) for the year	-	34,143	-	(5,213)
Foreign currency translation differences	-	(1,081)	-	-
Amount capitalised on admission	(3,700)	-	(3,700)	-
Capital contribution	168,000	-	168,000	-
At 31 December 2001	**306,487**	**(247,804)**	**306,487**	**2,205**

The deficit on the profit and loss account arose following the acquisition of the Michael Page Group PLC in 1997. Goodwill of £311.7m arising on this acquisition was written off directly to reserves in accordance with the accounting policy set out in note 1.

The entire capital contribution reserve constitutes cash injections of £142.2m by the Group's previous ultimate parent company, Spherion Corporation in April 1997 and a further cash injection of £168.0m by Spherion Corporation on flotation. Reserves herein are distributable.

On admission £3.7m was capitalised for the purpose of paying in full at par 370,000,000 ordinary shares to be allotted and distributed credited as fully paid up, to and amongst the members in the proportion of 74 ordinary shares for every 1 ordinary share held by them.

Notes to the Accounts
Year ended 31 December 2001

24. Reconciliation of movements in shareholders funds

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Profit for the financial year	**43,653**	37,008	**4,297**	19,610
Dividends	**(9,510)**	-	**(9,510)**	-
Retained profit/(loss) for the financial year	**34,143**	37,008	**(5,213)**	19,610
Foreign exchange movements	**(1,081)**	429	**-**	-
	33,062	37,437	**(5,213)**	19,610
Capital contribution	**168,000**	-	**168,000**	-
Opening shareholder's (deficit)/funds	**(138,629)**	(176,066)	**149,655**	130,045
Closing shareholders' funds/(deficit)	**62,433**	(138,629)	**312,442**	149,655

25. Reconciliation of operating profit to net cash inflow from operating activities

	2001	2000
	£'000	£'000
Operating profit	**58,019**	74,102
Depreciation and amortisation charges	**7,670**	6,914
Loss/(profit) on sale of fixed assets	**159**	(27)
Decrease/(increase) in debtors	**17,289**	(35,536)
Increase in creditors	**1,807**	32,125
Net cash inflow from operating activities	**84,944**	77,578

26. Reconciliation of net cash flow to movement in net cash/(debt)

	2001	2000
	£'000	£'000
Increase in cash in the year	**5,898**	7,629
Decrease in debt financing	**212,894**	17,431
Foreign exchange movements	**(468)**	257
Movements in net cash in year	**218,324**	25,317
Opening net debt	**(203,977)**	(229,294)
Closing net cash/(debt)	**14,347**	(203,977)

Notes to the Accounts
Year ended 31 December 2001

27. Analysis of net cash/(debt)

	At 31 December 2000 £'000	Cash flow £'000	Foreign exchange movements £'000	**At 31 December 2001 £'000**
Cash at bank and in hand	17,035	5,537	(468)	**22,104**
Bank overdrafts	(2,666)	361	-	**(2,305)**
	14,369	5,898	(468)	**19,799**
Loan notes due within one year	(6,367)	915	-	**(5,452)**
Amounts owed to previous parent company	(69,979)	69,979	-	**-**
Bank loans due after more than one year	(142,000)	142,000	-	**-**
Total net (debt)/cash	(203,977)	218,792	(468)	**14,347**

28. Financial Instruments

The Group's financial instruments comprise borrowings, cash and liquid resources plus various items such as trade debtors and trade creditors which arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Group's operations.

The Group has opted to exclude all financial risk disclosures relating to short term debtors and creditors with the exception of currency risk.

The main exposures arising from the Group's financial instruments are currency risk, liquidity risk and interest rate risk.

Currency risk

The Group's cash and bank balances, analysed by the constituent currencies at the end of each financial year are disclosed in Table (a) below.

The main functional currencies of the Group are pounds sterling, Australian dollars and the Euro. The Group does not have material transactional exposures at local entity level as the associated revenues and costs are denominated in their functional currencies. Likewise, there are no material exposures to foreign-denominated monetary assets and monetary liabilities held by the local entities.

The Group, however, has exposure to foreign currency translation differences in accounting for its overseas operations although its policy is not to hedge against this exposure.

Liquidity risk

The Group's overall objective is to ensure that it is able to meet, at all times, all its financial commitments as and when they fall due. Surplus funds are invested in short term deposit accounts. Short-term working capital requirements are met by overdraft facilities.

Interest rate risk

The Group finances its operations through a mixture of retained earnings and debt.

Notes to the Accounts
Year ended 31 December 2001

28. Financial Instruments (continued)

(a) Currency exposures of financial assets and liabilities

The extent to which Group companies have monetary assets and liabilities in currencies other than their local currency is shown in the tables below.

As at 31 December 2001 — **Net foreign currency monetary assets/(liabilities)**

Functional currency of Group operation	**Sterling £'000**	**US$ £'000**	**EU currencies £'000**	**Other currencies £'000**	**Total 2001 £'000**
Sterling	-	186	4,017	-	4,203
US dollar	-	-	-	-	-
EU currencies	-	-	-	-	-
Other currencies	-	-	-	(231)	(231)
Total	-	186	4,017	(231)	3,972

As at 31 December 2000 — **Net foreign currency monetary assets/(liabilities)**

Functional currency of Group operation	**Sterling £'000**	**US$ £'000**	**EU currencies £'000**	**Other currencies £'000**	**Total 2000 £'000**
Sterling	-	153	(76)	-	77
US dollar	-	-	-	-	-
EU currencies	-	-	-	-	-
Other currencies	-	-	-	(218)	(218)
Total	-	153	(76)	(218)	(141)

Notes to the Accounts
Year ended 31 December 2001

28. Financial instruments (continued)

(b) Maturity of financial liabilities

The maturity profile of the carrying value of the Group's and Company's financial liabilities, other than short term creditors and accruals, as at 31 December was as follows:

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Less than one year	**6,244**	62,033	**5,452**	59,481
Between two and five years	**-**	142,000	**-**	142,000
Total	**6,244**	204,033	**5,452**	201,481

(c) Borrowing facilities

The Group and Company has the following undrawn committed borrowing facilities available at 31 December 2001.

	Group		Company	
	2001	2000	**2001**	2000
	£'000	£'000	**£'000**	£'000
Less than one year	**1,676**	12,284	**-**	-
Between one and two years	**33,500**	-	**33,500**	-
Between two and five years	**-**	310,110	**-**	310,110
Total	**35,176**	322,394	**33,500**	310,110

The facilities have been arranged to help finance the expansion of the Group's activities around the world.

(d) Financial assets and liabilities

(i) Assets

The following analysis excludes short term debtors:

	Group Total 2001 £'000	Group Total 2000 £'000
Cash	**22,104**	17,035

Notes to the Accounts
Year ended 31 December 2001

28. Financial instruments (continued)

(ii) Liabilities including interest rate risk profile

The interest rate profile of the Group's financial liabilities, excluding short term creditors at 31 December was as follows:

	Floating rate liabilities 2001 £'000	**Fixed rate liabilities 2001 £'000**	**Total 2001 £'000**	Floating rate liabilities 2000 £'000	Fixed rate liabilities 2000 £'000	Total 2000 £'000
Sterling	**5,452**	-	**5,452**	149,833	54,200	204,033
EU currencies	-	-	-	-	-	-
Others	**2,305**	-	**2,305**	-	-	-
Total	**7,757**	-	**7,757**	149,833	54,200	204,033

All the Group's creditors falling due within one year (other than bank and other borrowings) have been excluded from the above table by either applying the exemption granted by Financial Reporting Standard 13 relating to other short term items, or because they do not meet the definition of a financial liability, such as balances relating to taxation.

The floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents.

(e) Fair value of financial assets and liabilities

The fair value of financial assets and liabilities is not materially different to the book value.

Notes to the Accounts
Year ended 31 December 2001

29. Commitments and contingent liabilities

Operating lease commitments

At 31 December 2001 the Group was committed to make the following payments in the next financial year in respect of non-cancellable operating leases:

	Group Land and buildings £'000	Group Other £'000
Leases which expire:		
Within one year	1,312	23
Within two to five years	4,924	85
After five years	3,704	-
	9,940	108

Capital commitments

The Group had capital commitments of £335,000 as at 31 December 2001 (2000 - £1,488,000)

VAT group registration

As a result of group registration for VAT purposes, the Company is contingently liable for VAT liabilities arising in other companies within the VAT group which at 31 December 2001 amounted to £4,772,515 (2000 - £5,327,765).

Bank cross-guarantees

The Company has given cross-guarantees to its bankers in respect of overdraft facilities granted to certain other group companies. There was a contingent liability in respect of these guarantees as at 31 December 2001 of £NIL (2000 - £1,399,000).

30. Related party transactions

Details of Directors' shareholdings and share options are shown on pages 12 to 23.

The Group is taking advantage of the exemption granted by paragraph 3(c) of Financial Reporting Standard No. 8 "Related Party Disclosures" not to disclose transactions with group companies which are related parties.

Shareholder Information and Advisers

Annual General Meeting

To be held on 22 May 2002 at 12 noon at 39-41 Parker Street, London, WC2B 5LN. Every shareholder is entitled to attend and vote at the meeting.

Final dividend for the year ended 31 December 2001

To be paid (if approved) on 7 June 2002 to shareholders on the register on 10 May 2002.

Company secretary

R A McBride

Company number

3310225

Registered office

39-41 Parker Street
London
WC2B 5LN

Tel: 020 7831 2000
Fax: 020 7269 2280

Auditors	Solicitors	Registrars	Brokers
Deloitte & Touche	Herbert Smith	Capita IRG	Credit Suisse First
Hill House	Exchange House	Balfour House Vintners Place	Boston (Europe) Limited
1 Little New Street	Primrose Street	390/398 High Road	One Cabot Square
London EC4A 3TR	London EC2A 3TR	Ilford, Essex IG1 1NQ	London E14 4QJ

Key dates

Preliminary announcement of 2001 results	25 Feb 2002
Publication of 2001 annual Report and Accounts	March 2002
Ex-Dividend date	8 May 2002
Record date	10 May 2002
Annual General Meeting	22 May 2002
Payment of final ordinary dividend	7 June 2002
Interim results announcement	August 2002

Five Year Summary
Profit and Loss Account

	1997 £'000	1998 £'000	1999 £'000	2000 £'000	**2001 £'000**
Turnover	189,520	277,357	356,252	458,065	**459,547**
Gross profit	105,723	146,939	181,670	246,329	**245,080**
Operating profit	40,365	45,949	56,217	74,102	**58,019**
Profit on ordinary activities before taxation	24,532	31,276	42,211	58,536	**62,326**
Profit for the financial period	8,427	19,382	27,258	37,008	**43,653**
Equity dividends	20,000	42,000	-	-	**9,510**
Basic earnings per share (pence)	2.2	5.2	7.3	9.9	**11.8**
Diluted earnings per share (pence)	2.2	5.2	7.3	9.9	**11.8**
Adjusted earnings per share (pence)	2.2	5.2	7.3	9.9	**10.6**

Proforma Profit and Loss Account

	1997 £'000	1998 £'000	1999 £'000	2000 £'000	**2001 £'000**
Turnover	190,791	255,103	327,412	426,886	**455,020**
Gross profit	106,272	138,225	173,645	239,664	**244,214**
Operating profit	40,225	44,925	54,881	73,379	**58,076**
Profit on ordinary activities before taxation	24,392	31,812	40,834	58,002	**54,008**
Profit for the financial period	8,362	20,819	26,765	37,039	**35,349**
Equity dividends	20,000	42,000	-	-	**9,510**
Basic earnings per share (pence)	2.2	5.6	7.1	9.9	**9.5**
Diluted earnings per share (pence)	2.2	5.6	7.1	9.9	**9.5**
Adjusted earnings per share (pence)	2.2	5.6	7.1	9.9	**10.7**

Annual General Meeting
Notice of Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at 39-41 Parker Street, London WC2B 5LN on Wednesday 22 May 2002 at 12 noon for the following purposes:

1. To receive the reports of the directors and auditors and accounts for the year ended 31 December 2001.
2. To declare a final dividend on the ordinary share capital of the Company for the year ended 31 December 2001 of 2.3p per share.
3. To reappoint by separate resolutions, each of the following Persons as a director of the Company (note 2):
   - i. The Right Honourable Lord Wakeham P.C.
   - ii. T. W. Benson
   - iii. S. J. Box
   - iv. S. P . Burke
   - v. C-H. Dumon
   - vi. S. J. Ingham
   - vii. A. A. Montague
   - viii. S. R. Puckett
   - ix. M. Stewart
4. To re-appoint Deloitte & Touche as auditors of the Company to hold office until the conclusion of the next Annual Meeting at a remuneration to be fixed by the directors.
5. To propose the following ordinary resolution:

   That the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,250,000 to such persons upon such conditions as the directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 4).
6. To propose the following special resolution:

   That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 5 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

Annual General Meeting
Notice of Meeting

(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £187,500:

and shall expire at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 5).

7. To propose as special business the following special resolution:

That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 37,500,000.

(b) the minimum price which may be paid for each ordinary share is 1 pence.

(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceeding the day on which the ordinary share is purchased.

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time.

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired (note 6).

By order of the Board

R. A. McBride
Secretary
39-41 Parker Street
London
WC2B 5LN

Registered in England No. 3310225

25th February 2002

Annual General Meeting
Notice of Meeting

Notes

1. Any member entitled to attend and vote at the meeting may appoint another person, whether a member or not, as his proxy to attend and on a poll, to vote instead of him. A form of proxy is enclosed for this purpose and to be valid must be lodged with the Company's registrars together with any power of attorney or other authority under which it is signed, not less than 48 hours before the time appointed for the meeting. Completion and return of the form of proxy will not preclude a member from attending and voting at the meeting.

2. Each director other than T. W. Benson was appointed after the last Annual General Meeting and must therefore retire and seek a re-appointment at the next Annual General Meeting. T.W. Benson is required to retire by rotation and is seeking re-appointment at the Annual General Meeting. By virtue of his age, Lord Wakeham will be required to seek re-election in 2003 and therefore his re-appointment at this Annual General Meeting will be for one year.

3. The following documents are available for inspection by members at the registered office of the Company on any weekday during normal business hours from the date of this announcement until the day of the Annual General Meeting and at the meeting not less than 15 minutes before the meeting commences and after the meeting concludes:

   (a) the register of directors' interests required to be kept section 325 of the Act; and

   (b) copies of the directors' contracts of service.

4. This authority is in respect of 33% of the issued share capital of the Company and is in accordance with the recommendations of the Association of British Insurers ("ABI"). It is the directors' intention to seek renewal of this authority annually. The directors have no present intention of exercising this authority.

5. This authority is in respect of 5% of the issued share capital of the Company and is in accordance with the recommendations of the ABI. It is the directors' intention to seek renewal of this authority annually. The directors' have no present intention of exercising this authority.

6. This authority is in respect of 10% of the issued share capital of the Company and the power given by this resolution will only be exercised if the directors are satisfied that any purchase will increase the Earnings per Share of the Ordinary Share Capital in issue after the purchase and accordingly, that the purchase is in the interests of shareholders. If the Company buys any ordinary shares under this authority they will be cancelled.

7. Biographical information on each of the directors is contained on pages 9 and 10.

8. To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Tax and Legal Services Partner

Our client is an independent global consulting business specialising in corporate and tax consulting. The main focus of their taxation and legal business centres around the provision of services in respect of UK/international tax, legal and corporate issues facing high net worth individuals and small companies.

London £ Substantial base + Bonus + Profit Share

...The group is now keen to develop the London ... r to head ... ble for ... k ... national ... ing an ... s ... er ... nall ... rger with ... ition you

- 10-15 years experience of UK/international tax issues.
- Outgoing personality and strong managerial skills.

This is a unique opportunity to join an established, well organised group with the support and marketing opportunities presented by the international network along with a Head Office which actively pursues growth. The successful applicant will participate in the equity of the London operation.

Interested candidates should send a CV to Rob Stephenson at Michael Page Taxation, Page House, 39-41 Parker Street, London WC2B 5LN. Telephone 020 7269 2467 quoting reference 918720. e-mail: tax@michaelpage.com

...ichael Page
TAXATION

Global Equity Sales Executive

Our client is a leading independent investment bank with 15 international offices. A relationship based advisory firm with strong distribution, it combines high quality impartial ... understanding of financial markets. The firm has two principal business... includes corporate finance, capital markets and global equities and fun... and private clients.

London

It seeks to appoint a Sales Executive to join its global equities sales desk which is being established to service the rapidly growing number of portfolio managers with global investment remits. The desk will use the firm's increasing output of global research, will draw on other material from all regional teams and will build investment ideas as a team. The role will involve building relationships with London and Continental fund managers, gaining an understanding of their investment priorities in order to market the firm's innovative and highly regarded global research.

Based in London, applicants must have a minimum of three years' European or Japanese equity sales exposure, preferably some experience of the global

equities sale... senior fund m... institutions. C... communicati... confidence ar... have a strong...

Our client off... opportunities... package, whi... participation i...

For this posit... letter to Rich... 50 Cannon S... Alternatively, e-mail: richar...

Director - Financial Services

Perth Based Role
$130,000 Package

This highly regarded services organisation in Western Australia is a leader in its field and has set levels of quality unparalleled by its competitors. As they continue to grow and take advantage of realignment opportunities this role will offer the successful candidate

Chief Financial Officer, North Asia

◇ FTSE 100 International Group

As the key division of one of the world's leading international media groups, our client has over 23,000 employees in over 50 countries. Being a multi-media business, they provide business information, training and on-line services to consumers, corporations and investors worldwide. Recent mergers and acquisitions and their continued growth has established them as the dominant market force in the region.

Working within a dynamic and rapidly changing environment, you will report to the Pre...

Primary responsibilities will include:

- Providing strategic and operational financial support to the management team.
- Direct and control all budgeting and financial matters for the North Asia region.
- Streamlining business processes to meet US reporting requirements.
- Implementing the necessary controls, policies and systems developments.

Excellent promotional opportunities and an attractive package will be offered to the succes... or by mail at Michael Page Finance, 601 One Pacific Place, 88 Queensway, Hong Kor...

Head of Compliance

◇ Newly Created Role
◇ Hong Kong Based

...r global financial institution providing a full range of investment banking, corporate banking, trading and ... liance professional to complement its existing Regional Legal & Compliance Department in Hong Kong.

...be setting up an effective and pro-active support the bank's various business units. ...de providing pro-active advice to local and compliance and regulatory issues; developing compliance policies and regulatory training ...ising with Head Office to ensure the bank's ...ered to; and liaising with external regulatory ...s.

...experience would be preferred. You must be pro-active, independent, assertive and possess excellent English communication (verbal and written) skills. A strong knowledge of treasury, fixed income and corporate banking products would be highly desirable. A high level of maturity is required to enable you to liaise with senior executives in local and overseas offices.

Interested applicants should forward their resume together with current salary details to **Barbara Cochrane** (quoting reference BC205) by ...

USA

Une association internationale représentant l'industrie mondiale des gaz de pétrole liquéfiés (GPL) cherche à engager une jeune et dynamique :

Assistante de Direction
Bilingue Anglais

Paris 17ème

Le poste requiert une parfaite maîtrise ... minimum de 3 ans d'expérience en en... anglophone. La pratique des logiciels W... La pratique d'ACCESS sera également n... Les tâches comprendront l'assistance d... la coordination de projets de l'Associatio... de l'Association.
Autonomie, efficacité et enthousiasme s... pour ce poste de confiance au sein d'u... et pluridisciplinaire. Age 25 à 35 ans.

Merci d'adresser votre candidatur... assistante@michaelpage.f...

Unser Auftraggeber ist ein international agierendes Dienstleistungsunternehmen, das in seiner Branche eine weltweit führende Marktposition hält. Man ist mit eigenen Niederlassungen in Europa, im Fernen Osten und in Amerika vertreten. Dieses multinationale Netz ermöglicht eine 100 %ig kundenorientierte Geschäftsausrichtung, die sich auch bei den Mitarbeitern wiederspiegelt. Um die deutsche Niederlassung finanztechnisch neu auszurichten und für das künftige Wachstum vorzubereiten suchen wir am Standort im Rhein-Main-Gebiet folgende Führungsposition mit Perspektive CFO/Finanzvorstand:

Kaufmännischer Leiter (m/w)

Anforderungsprofil:

- Wirtschaftswissenschaftliches Studium oder praxisor...entierte ... Führungsposition ... chnungs- ... juten

Aufgabengebiet:

- Verantwortung für die periodischen Abschlüsse nach HGB und Internationalen Standards
- Managementreporting an das Headquarter
- Überarbeitung der Planungs-, Budgetierungs- und Forecast-Prozesse
- Ansprechpartner für steuerliche Fragestellungen sowie für Wirtschaftsprüfer und Banken
- Führung und Motivation Ihres Mitarbeiterteams
- Analysen und Sonderprojekte

Il nostro cliente è un'importante gruppo multinazionale presente in 140 paesi con un fatturato complessivo di 27 mila miliardi di lire. Nel quadro del potenziamento della propria sede italiana ed in linea con il costante sviluppo internazionale, ci ha incaricato di ricercare un

Senior Product Manager

Milano

Sotto la supervisione del Marketing Manager il candidato ideale dovrà, in accordo con le politiche aziendali, gestire in completa autonomia le seguenti responsabilità:

- Responsabilità della definizione della strategia marketing per i prodotti di competenza nel medio e lungo termine;
- Responsabilità dei contatti e della gestione dei fornitori quali Agenzie di Pubblicità, Agenzia Media, Pubbliche Relazioni, e fornitori per il marketing below the line;
- Responsabilità del Brand Positioning;
- Responsabilità del PNL.

Il candidato ideale, di cultura universitaria

Financieel Directeur

Omgeving Amsterdam circa fl. 200.000,= + bonus + auto

Onze opdrachtgever is een gerenommeerde speler in de ...branche. Geleverd wordt aan ... en buitenland. De productie vindt plaats in onder meer Turkije en het Verre Oosten. De onderneming is financieel ... zich door het leveren van een kwalitatief hoogstaand product en spelt daarbij slagvaardig en flexibel in op de wensen van de klant en trends in de markt. De onderneming heeft buitenlandse vestigingen in onder meer Duitsland en Groot-Brittanië. Vanwege een reeds ingezette professionaliseringsslag ... Directeur. De Financieel Directeur is behalve voor Finance verantwoordelijk voor ICT, HR en Customer Services en rapporteert rechtstreeks aan de Algemeen Directeur. ...

Voorwaarden: ... disciplines: Finance, HR, ICT en Customer Ser...

Profiel van de geschikte kandidaat:

- leeftijd 35 - 40 jaar
- opleiding op academisch niveau (BE/RA)

General Manager Benelux

Netherlands Dfl. 150 - 180.000,=

Our client is active in the logistic services sector. They manage stock and distribution flow of operational transportation units. This financialy healthy company is looking for expansion of its European distribution. By assuring flexibility in service, fast response and competitive prices our client has taken a major part in the European market. The turnover has tripled in three years. The company is ISO certified and enjoys an excellent reputation in the marketplace. Their delivery standards are amongst the bests. The Company grows rapidly and branch offices are set up most in European countries. The Benelux headquarters is situated in the Netherlands.

Tasks and responsibilities:

- all general management of the Benelux office
- responsible for the entire commercial development in the Benelux, follow up leads and play an active commercial role
- provide input and determine the commercial budget as part of the general budget
- create cost savings within the entire operational chain of services
- human resource and day to day management of the employees
- develop the quality standard and maintain the quality policy of the company
- develop new services specifically adapted for the Benelux market
- able to work within a European framework in partnership with other subsidiaries

Profile of the suitable candidate:

- age in between 35-50
- operating on a Academic level
- several years of commercial experience in a logistics environment
- pro-active teamworker with managerial experience
- he/she is a true networkbuilder with excellent contacts in the industry as well as in retail
- ability to set up and implement a communication budget
- ability to work independently, able to take direction and communicate well to remote management
- fluency in Dutch and English, other foreign languages are appreciated

If you are interested in applying for this outstanding opportunity please e-mail kathygaus@michaelpage.com or send a comprehensive curriculum vitae, current remuneration and accompanying letter (**in English**) quoting reference **KG/75173** attn. Kathy Gaus to Michael Page Marketing & Sales, Strawinskylaan 1057, 1077 XX Amsterdam. For further information please call her on 020-5789444. **All applicants must be in possession of a valid EU/Dutch work permit.**

Michael Page
MARKETING & SALES EXECUTIVE
www.michaelpage.nl

Australia • China • France • Germany • Hong Kong • Italy • Netherlands • New Zealand • Singapore • Spain • United Kingdom • USA

Commune mi-urbaine, mi-rurale de 3500 habitants recherche son équipe et recherche

Rédacteur Confirmé

Jura H/F

Votre mission consiste à préparer et mettre en œuvre les décisions municipales. Véritable acteur de la vie municipale, vous préparez et suivez le budget (gestion de la trésorerie). Vous coordonnez l'activité des différents services. Vous prenez en charge les dossiers techniques et administratifs.
Vous avez une première expérience dans le monde des collectivités territoriales ou de l'entreprise. De formation supérieure, vous avez envie de vous exprimer au sein d'une commune à taille humaine et de vous investir dans une mission qui exige autonomie, responsabilité et surtout polyvalence.

Responsable Technique

Vous êtes responsable de notre service technique, composé d'une dizaine de personnes (voirie, espaces vert, bâtiment, entretien, ...). Vous organisez et planifiez les tâches de vos collaborateurs. Vous avez une large culture technique. Homme de terrain (pragmatique), vous avez un rôle sensible au service. Cette mission exige une réelle implication. Le permis poids lourd est exigé.

Si une de ces missions vous intéresse, vous pouvez contacter Arnaud Diaz au 01 56 26 76 01 ou adressez votre dossier par e-mail ... arnaud.diaz@michaelpage.fr 159, avenue Achille Peretti 92522 Neuilly-sur-Seine cedex

Michael Page
PUBLIC & PARAPUBLIC
www.michaelpage.fr

Michael Page International plc
Page House, 39-41 Parker Street, London WC2B 5LN
Tel: 020 7831 2000, Fax: 020 7269 2280

Visit our Investor Relations Centre on
our website at www.michaelpage.co.uk/ir

Michael Page
INTERNATIONAL